As filed with the Securities and Exchange Commission on June 4, 2018.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM S‑1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
______________________
OPTINOSE, INC.
(Exact Name of Registrant as Specified in its Charter)
______________________

Delaware	2834	42-1771610
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
1020 Stony Hill Road, Suite 300
Yardley, Pennsylvania 19067
(267) 364‑3500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
______________________
Peter K. Miller
Chief Executive Officer
OptiNose, Inc.
1020 Stony Hill Road, Suite 300
Yardley, Pennsylvania 19067
(267) 364‑3500
(Name, address, including zip code, and telephone number, including area code, of agent for service)
______________________
Copies to:

Steven J. Abrams Hogan Lovells US LLP 1735 Market Street, 23rd Floor Philadelphia, PA 19103 (267) 675-4600	Michael F. Marino Chief Legal Officer OptiNose, Inc. 1020 Stony Hill Road, Suite 300 Yardley, PA 19067 (267) 364-3500	Divakar Gupta Brian F. Leaf Jeffrey P. Libson Cooley LLP 1114 Avenue of the Americas New York, NY 10036 (212) 479-6000
______________________
Approximate date of commencement of proposed sale to public:
As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post‑effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post‑effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company	☐
		(Do not check if a smaller reporting company)	Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒
CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common Stock, $0.001 par value per share	5,175,000	$22.74	$117,679,500	$14,652

(1)	Includes additional shares that the underwriters have an option to purchase.

(2)
Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average high and low sales price of the Registrant’s common stock as reported by the Nasdaq Global Select Market on May 31, 2018.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED JUNE 4, 2018
PRELIMINARY PROSPECTUS
4,500,000 Shares

Common Stock

We are offering 2,250,000 shares of our common stock and the selling stockholders identified in this prospectus are offering 2,250,000 shares of our common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.
Our common stock is listed on the Nasdaq Global Select Market under the trading symbol “OPTN.” On June 1, 2018, the last reported sale price of our common stock on the Nasdaq Global Select Market was $22.40 per share. The final public offering price will be determined through negotiation among us, the selling stockholders and the lead underwriters in the offering, and the recent market price used throughout the prospectus may not be indicative of the final offering price.
We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we are subject to reduced public company reporting requirements for this prospectus and future filings. See “Implications of Being an Emerging Growth Company” on page 15 of this prospectus.
Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 9 of this prospectus, as well as in the documents incorporated by reference into this prospectus, for a discussion of the factors you should carefully consider before deciding to purchase our common stock.

	PER SHARE	TOTAL
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to OptiNose, Inc., before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

(1)	See “Underwriting” beginning on page 46 of this prospectus for information regarding compensation payable to the underwriters.
We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to an additional 675,000 shares of common stock at the public offering price, less the underwriting discounts and commissions.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of common stock to investors on or about         , 2018.

Jefferies	Piper Jaffray	BMO Capital Markets	RBC Capital Markets
Cantor

The date of this prospectus is          , 2018.

Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we may have referred you in connection with this offering. We and the selling stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information in this prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, financial condition, results of operations and future growth prospects may have changed since that date
TRADEMARKS
OPTINOSE®, XHANCE™ and Breath Powered® are trademarks of ours in the United States. Solely for convenience, trademarks and trade names referred to in this prospectus and in the documents incorporated by reference in this prospectus, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names. All other trademarks, trade names and service marks appearing in this prospectus and in the documents incorporated by reference in this prospectus are the property of their respective owners. We do not intend our use or display of other companies’

trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
INVESTORS OUTSIDE THE UNITED STATES
For investors outside of the United States: neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY
This summary highlights information contained in greater detail elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. You should read the entire prospectus and the documents incorporated by reference carefully before making an investment in our common stock. You should carefully consider, among other things, our consolidated financial statements and related notes incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2017, or our 2017 Annual Report, and our Quarterly Report on Form 10-Q for the three months ended March 31, 2018, or our 2018 Quarterly Report, and the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our 2017 Annual Report and 2018 Quarterly Report and incorporated by reference in this prospectus.
Unless the context otherwise requires, we use the terms “Optinose,” “Company,” “we,” “us,” “our” and similar designations in this prospectus to refer to OptiNose, Inc. and, where appropriate, our subsidiaries.
Company Overview
We are a specialty pharmaceutical company focused on the development and commercialization of products for patients treated by ear, nose and throat, or ENT, and allergy specialists. Our lead product, XHANCE (fluticasone propionate) nasal spray, 93 mcg, is a therapeutic utilizing our proprietary Optinose Exhalation Delivery System, or EDS, that delivers a topically-acting and potent anti-inflammatory corticosteroid for the treatment of chronic rhinosinusitis with nasal polyps and, if approved, chronic rhinosinusitis without nasal polyps. Chronic rhinosinusitis is a serious nasal inflammatory disease that is currently treated using therapies, such as intranasal steroids, or INS, that have significant limitations. We believe XHANCE has a differentiated clinical profile with the potential to become part of the standard of care for this disease because it is able to deliver medication to the primary site of inflammation high and deep in the nasal passages in regions not adequately reached by current INS. We also believe that payors will respond favorably to XHANCE’s clinical, cost, and quality-of-care profile, as compared to current and potential future costly drug therapy and surgical treatment options.
On September 18, 2017, the U.S. Food and Drug Administration, or FDA, approved our new drug application, or NDA, for XHANCE for the treatment of nasal polyps in patients 18 years of age or older. Based upon our research of over 300 pharmaceutical product launches between 2010 and 2016, we believe the evidence suggests that the success of a launch is highly dependent upon four critical factors: level of unmet need that exists within the market, level of clinical differentiation of a brand, market access and brand awareness. Therefore, rather than rushing our product to the market immediately following FDA approval, we employed a unique, purposeful launch model that would enable our commercial team to build market access for XHANCE and achieve critical levels of customer awareness to facilitate adoption upon making XHANCE available in the market.
XHANCE Commercialization Update
Since FDA approval of our NDA for XHANCE, we have been focused on executing our integrated launch plan with the objective of making XHANCE widely available through retail pharmacies in the second quarter of 2018; we achieved that objective in early April 2018. The key strategies in our integrated launch plan include: (i) build a robust commercial supply chain network and quality management system, (ii) drive awareness and appreciation of the clinical differentiation of XHANCE, (iii) design and deploy our customer facing model, (iv) engage commercial payors with the objective of securing tier 3 coverage, and (v) develop our internal capabilities (e.g., Finance, HR, IT, Data Analytics and Compliance) to support a commercial stage company. We have made progress in each of these key strategic areas:

▪
Commercial Supply Chain. We have entered into commercial supply agreements with our key suppliers, spent significant time with our suppliers to oversee product production and quality management, and manufactured our initial commercial supply of XHANCE. We have contracted with a third-party logistics partner and our distribution partners.

▪	Brand Awareness. We have executed a broad, multi-channel awareness campaign leveraging digital, non-personal promotion and journal advertising and have already reached over 10,000 ENT physicians and allergists with disease state and branded messages. From November 2017 through April 2018, we deployed a nurse educator team of approximately 85 nurse professionals who called on approximately 5,000 ENT physicians and allergists and delivered over 16,000 presentations. The focus of their interactions with healthcare professionals included: (i) introducing Optinose and highlighting the unmet medical need and limitations of current treatments, (ii) increasing awareness about XHANCE along with providing education on the mechanism of action and the differences associated with the Optinose EDS, and (iii) familiarizing healthcare professionals with the proper administration of XHANCE. Based on our market research, aided brand awareness (meaning awareness of XHANCE or Optinose when specifically asked) amongst a survey of ENT and allergy physicians is 87 percent, which achieves our objective of 85 percent brand awareness during the launch phase.

▪
Customer Model. We have defined a sales force footprint of approximately 120 territories targeting approximately 14,000 ENT physicians, allergists and “specialty like” primary care physicians and are deploying a hybrid sales model that combines an internal sales leadership team with a fully dedicated contract sales force to call on our target customer universe. We prioritized approximately 80 territories within our sales force footprint to deploy at launch based upon an expectation that we will achieve an estimated 65% commercial market access within each of those territories. The initial 80 territory managers completed training and were deployed in March 2018 engaging approximately 8,000 ENTs, allergists and primary care physician targets to promote XHANCE for the treatment of nasal polyps.

▪
XHANCE Xperience Program. In March 2018, we introduced the XHANCE Xperience program to offer physicians and their patients an opportunity to gain initial experience with XHANCE. As part of this program, patients receive up to two XHANCE prescriptions at no out-of-pocket cost to them ($0 co-pay). In order to receive the second prescription, patients are required to complete a brief survey regarding their use of XHANCE. Initial survey results have been encouraging and provide physicians with the opportunity to receive feedback on early patient responses to treatment. We believe that a positive physician and patient experience in the Xperience program will accelerate demand for XHANCE during the retail launch. The program launched on March 5, 2018, and, as of June 1, 2018, more than 1,750 unique physicians have written at least one prescription and approximately 9,200 units have been sent to patients. Almost all of the prescriptions dispensed since March 31, 2018 have been through the Xperience program and this program is expected to continue to be the primary source of demand for XHANCE for the remainder of the second quarter of 2018.  The average selling price (ASP) of product dispensed under the Xperience program is significantly lower than the ASP for the retail channel. Our ability to generate net revenue and become profitable depends largely upon our ability to successfully commercialize XHANCE without the support provided by the Xperience program as well as our ability to broaden our market opportunity by successfully developing XHANCE for the treatment of chronic sinusitis. Based on results, we will evaluate whether or not to continue enrolling patients in the Xperience program after the second quarter of 2018.

▪
Market Access. Payers leverage various strategies to manage utilization of branded pharmaceutical products. An increasing number of payers are employing “new-to-market blocks” for launch brands until they have the opportunity to make a coverage decision based upon their internal review the product’s clinical and pharmacoeconomic data. When a product is not covered, the patient is responsible to pay the full price for the medication which significantly limits utilization of the product. If a payer decides to cover a medication, payers will classify products based upon Tiers. Tiers determine the out-of-pocket costs for a patient. For example, a product that is covered on Tier 2 typically requires a co-pay by the patient of between $20 - $40 while a product that is covered on Tier 3 typically requires a co-pay by the patient of between $60 to $80.

Payers will also use controls to manage the prescribing of products that they cover. These tools include passive management techniques, such as “step edits,” which minimize the internal resources payers need to apply to ensure a medication is primarily used in the intended manner. A step edit requires prior use of another medication, usually a generic or preferred brand, prior to approving coverage for the product in question. This confirmation can be performed at the pharmacy level and includes an electronic look back. If the pharmacist is unable to confirm prior utilization of the “step medication,” the pharmacist will need to contact the physician to obtain either a verbal or written confirmation of prior use of the “step medication.” Payers will also use more active, aggressive management techniques such as Prior Authorizations, or PAs. PAs require a physician to submit a written prior authorization form to be reviewed by the payer clinical staff prior to granting reimbursement for a prescription medication. A PA can sometimes be as simple as a physician checking a box documenting that a patient has previously tried a generic or preferred brand without benefit or as complex as a multi-page form requiring a detailed medical history of a patient.
We have engaged with approximately 40 health plans representing approximately 85% of U.S. commercial lives. In meeting with potential payors, we have shared what we believe is our compelling economic value proposition. Our analyses suggest that XHANCE will have a comparatively low pharmacy budget impact and our clinical trial data suggest that XHANCE may produce an offsetting benefit by helping reduce the rate of surgery with its related costs. For an insurance plan, this could represent a potential overall cost reduction for the population of patients with nasal polyps, as the overall cost of XHANCE could be less than the offsetting costs related to the reduction in surgeries. During clinical studies, XHANCE was also associated with an improvement in reported work productivity in treated patients, which should be valued by employers and patients. Further, we believe the cost of XHANCE to insurance plans will likely be significantly less than the projected costs of monoclonal antibodies that are currently in development for the treatment of nasal polyps.
Based on currently available third party data and our internal analyses, we believe that approximately 74% of commercially insured lives are in a plan in which XHANCE is covered in a Tier 3 formulary position, and approximately 65% of commercially insured lives are in a plan that covers XHANCE in a Tier 3 formulary position that is either unrestricted or requires a single step edit or simple PA for prior use of an over-the-counter or generic intranasal steroid. However, payers may change coverage levels for XHANCE or controls such as step edits and PAs, positively or negatively, at any time. We have also contracted with the Centers for Medicare and Medicaid Services regarding certain government covered lives, and over time intend to pursue future coverage for other government-insured populations. Further, we have introduced a co-pay assistance program and plan to implement other patient affordability programs to appropriately support patient access to XHANCE.
As we seek to increase the number of lives covered by commercial payors, it is our objective to continue to seek Tier 3 coverage that involves a low “hassle factor” for physicians and patients. We use the term “hassle factor” to characterize the level of difficulty that physicians and patients must overcome to prescribe and fill XHANCE. We define a low “hassle factor” as Tier 3, unrestricted, Tier 3 single step edit, or Tier 3 with a simple PA requiring prior use of an over-the-counter or generic intranasal steroid - although we acknowledge that any step edit or PA involves a level of burden for physicians and patients that could negatively impact XHANCE utilization. Our goal is for 75% of commercially insured lives to have access to XHANCE in a Tier 3 formulary position with a low “hassle factor” by the end of 2018.

▪
Infrastructure. We continue to develop our internal capabilities and grew from 21 employees as of January 1, 2017 to 89 employees as of June 1, 2018 to support the launch of XHANCE. We have implemented an enterprise resource planning system to expand our operational and commercial finance capabilities. We have implemented a robust healthcare compliance program to guide our staff’s and our partners’ compliance with rules and regulations regarding pharmaceutical sales. And in managing our growth, we have remained focused on fostering our One Mission culture.

XHANCE Development Update
In addition to XHANCE’s existing indication for nasal polyps, we plan to initiate a clinical program to seek a supplemental indication for the treatment of chronic sinusitis in the United States in order to broaden our market opportunity. We have prepared a draft clinical trial protocol and submitted it to the FDA in conjunction with a meeting request to discuss key elements of the program. Pending FDA feedback, we expect to initiate the clinical program in the fourth quarter of 2018.
Risks Associated with our Business
Our ability to implement our business strategy is subject to numerous risks and uncertainties. You should carefully consider all of the information set forth in this prospectus and in the documents incorporated by reference in this prospectus prior to investing in our common stock. These risks are discussed more fully in the section titled “Risk Factors” beginning on page 9 immediately following this prospectus summary and beginning on page 39 of our 2017 Annual Report and on page 26 of our 2018 Quarterly Report, which are incorporated by reference in this prospectus. These risks include, among others, the following:

▪	we may not be able to successfully commercialize XHANCE;

▪	third‑party payors may not provide sufficient coverage or adequate reimbursement for XHANCE;

▪	we may be unable to obtain a follow-on indication for XHANCE for the treatment of chronic sinusitis;

▪	the market opportunities for XHANCE may be smaller than we believe;

▪
we depend on third‑party suppliers, manufacturers, wholesalers and distributors in order to commercialize XHANCE, and these third parties may fail to devote sufficient time and resources to the commercialization of XHANCE;

▪
our sales are mainly to a limited number of pharmaceutical wholesalers and changes in terms required by these wholesalers, disruptions in these relationships or a default could harm our results of operations and financial condition;

▪	we may never achieve profitability;

▪
we will likely require additional capital to fund our operations and, if we fail to obtain necessary financing, we may be unable to complete the commercialization of XHANCE and the development of our other product candidates; and

▪
our failure to comply with the covenants or other terms of our note purchase agreement, including as a result of events beyond our control, could result in a default under our note purchase agreement that could materially and adversely affect the ongoing viability of our business.

Corporate Information
We were incorporated in Delaware in May 2010. Our predecessor entity OptiNose AS was formed under the laws of Norway in September 2000. In 2010, OptiNose AS became our subsidiary as part of an internal reorganization.
Our primary executive offices are located at 1020 Stony Hill Road, Suite 300, Yardley, Pennsylvania 19067 and our telephone number is (267) 364‑3500. Our website address is www.optinose.com. The information contained in, or that can be accessed through, our website is not part of this prospectus and should not be considered as part of this prospectus or in deciding whether to purchase our common stock.

THE OFFERING

Issuer	OptiNose, Inc.
Common stock offered by us	2,250,000 shares (2,587,500 shares if the underwriters exercise their option to purchase additional shares in full).
Common stock offered by the selling stockholders	2,250,000 shares (2,587,500 shares if the underwriters exercise their option to purchase additional shares in full).
Common stock to be outstanding immediately after this offering	40,159,058 shares (40,496,558 shares if the underwriters exercise their option to purchase additional shares in full).
Option to purchase additional shares	We and the selling stockholders have granted to the underwriters the option, exercisable for 30 days from the date of this prospectus, to purchase up to 675,000 additional shares of common stock.
Use of proceeds
We estimate that the net proceeds to us from the sale of shares that we are selling in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $47.0 million, based on an assumed public offering price of $22.40 per share, which is the last reported sale price of our common stock on the Nasdaq Global Select Market on June 1, 2018. In addition, the selling stockholders are selling shares of common stock in this offering and we will not receive any of the proceeds from the sale of shares to be offered by the selling stockholders.

We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to support the commercialization of XHANCE, to fund further development efforts for XHANCE, including the initiation of a clinical program necessary to seek approval for a follow-on indication of XHANCE for the treatment of chronic sinusitis, and for other working capital and general corporate purposes, including debt service costs.

See “Use of Proceeds” on page 16 of this prospectus for a more complete description.
Risk factors
You should read the “Risk Factors” section beginning on page 9 of this prospectus and in the documents incorporated by reference herein for a discussion of certain of the factors to consider carefully before deciding to purchase any shares of our common stock.

Nasdaq Global Select Market Symbol	“OPTN”
Unless otherwise indicated, the number of shares of our common stock to be outstanding after this offering is based on 37,909,058 shares of common stock outstanding as of March 31, 2018, and excludes:

▪	6,309,453 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2018 at a weighted‑average exercise price of $9.74 per share;

▪	37,800 shares of common stock issuable upon the exercise of stock options granted since March 31, 2018 at a weighted‑average exercise price of $21.51 per share;

▪	1,890,489 shares of common stock issuable upon the exercise of warrants to purchase common stock outstanding as of March 31, 2018 at an exercise price of $8.16 per share;

▪	304,401 shares of common stock issued upon the exercise of stock options subsequent to March 31, 2018 at a weighted average exercise price of $2.25 per share;

▪	7,098 shares of common stock issued upon the exercise of warrants subsequent to March 31, 2018 at an exercise price of $8.16 per share;

▪
1,884,403 shares of common stock reserved for future issuance under our Amended and Restated 2010 Stock Incentive Plan, or the 2010 Plan, as of March 31, 2018, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2010 Plan; and

▪
522,420 shares of common stock reserved for future issuance under our 2017 Employee Stock Purchase Plan, or the 2017 ESPP, as of March 31, 2018, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2017 ESPP.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the outstanding options and warrants described above and no exercise by the underwriters of their option to purchase up to an additional 675,000 shares of our common stock from us and the selling stockholders in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables set forth, for the periods and as of the date indicated, our summary consolidated financial data. The statement of operations data for the years ended December 31, 2015, 2016 and 2017 are derived from our audited consolidated financial statements incorporated by reference into this prospectus from our 2017 Annual Report. The consolidated balance sheet data as of March 31, 2018 and the statements of operations data for the three months ended March 31, 2018 and 2017 have been derived from our unaudited consolidated financial statements incorporated by reference into this prospectus from our 2018 Quarterly Report. These unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and, in our opinion, contain all adjustments, consisting of normal and recurring adjustments, necessary for the fair statement of such financial data. Our historical results are not necessarily indicative of our future results, and our operating results for the three months ended March 31, 2018 are not necessarily indicative of the results that may be expected for the year ending December 31, 2018 or any other interim periods or any future year or period. The summary consolidated financial data should be read together with our financial statements and related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus or incorporated herein by reference.

	Years Ended December 31,			Three Months Ended March 31,
(in thousands, except share and per share data)	2015	2016	2017	2017	2018
Consolidated Statement of Operations Data:
Net product revenues	$—	$—	$—	$—	$865
Licensing revenues	85	47,500	—	—	—
Total revenues	85	47,500	—	—	865
Cost of product sales	—	—	—	—	200
Gross margin	85	47,500	—	—	665
Operating expenses:
Research and development	22,156	15,311	16,832	4,230	1,701
Selling, general and administrative	6,006	6,869	31,698	3,073	28,011
Total operating expenses	28,162	22,180	48,530	7,303	29,712
(Loss) income from operations	(28,077)	25,320	(48,530)	(7,303)	(29,047)
Other expense, net:	237	2,707	372	772	1,525
Net (loss) income	(28,314)	22,613	(48,902)	(8,075)	(30,572)
Deemed dividend	(9,992)	(11,005)	(11,969)	(3,067)	—
Accretion of redeemable convertible preferred stock	(2,069)	(2,109)	(1,096)	(528)	—
Net (loss) income attributable to common stockholders	$(40,375)	$9,499	$(61,967)	$(11,670)	$(30,572)
Net (loss) income per share of common stock (1),
basic	$(9.97)	$0.40	$(5.63)	$(2.87)	$(0.81)
diluted	$(9.97)	$0.32	$(5.63)	$(2.87)	$(0.81)
Weighted average common shares outstanding,
basic	4,049,668	4,054,316	10,999,121	4,067,717	37,849,199
diluted	4,049,668	4,980,181	10,999,121	4,067,717	37,849,199

(1)
See (a) Note 3 to our consolidated financial statements in our 2017 Annual Report and (b) Note 3 to our unaudited consolidated financial statements included in our 2018 Quarterly Report, each of which is incorporated by reference in this prospectus, for an explanation of the method used to calculate basic and diluted net loss per common share attributable to common stockholders.

	As of March 31, 2018
(in thousands)	Actual	As Adjusted(1)(2)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$209,771	$256,732
Working Capital (3)	194,581	241,542
Total assets	220,562	267,523
Long-term debt, net	71,963	71,963
Additional paid-in capital	368,018	414,977
Accumulated deficit	(241,841)	(241,841)
Total stockholders' equity	126,111	173,072

(1)
The as adjusted column reflects the receipt of the net proceeds from the sale of shares of our common stock by us in this offering at an assumed public offering price of $22.40 per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on June 1, 2018, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive proceeds from the sale of the shares by the selling stockholders; accordingly, there is no impact upon the as adjusted consolidated balance sheet data for these sales.

(2)
Each $1.00 increase (decrease) in the assumed public offering price of $22.40 per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on June 1, 2018, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $2.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. Similarly, each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $21.1 million, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. We will not receive proceeds from the sale of the shares by the selling stockholders; accordingly, there is no impact upon the as adjusted consolidated balance sheet data for these sales.

(3)	Working capital is calculated as current assets minus current liabilities.

RISK FACTORS
An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, as well as those set forth under the heading “Risk Factors” in our 2017 Annual Report and our 2018 Quarterly Report, which are incorporated by reference in this prospectus. Our business, operating results, financial condition or prospects could be materially and adversely affected by any of these risks and uncertainties. In that case, the trading price of our common stock could decline and you might lose all or part of your investment. In addition, the risks and uncertainties discussed below are not the only ones we face. Our business, operating results, financial condition or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material, and these risks and uncertainties could result in a complete loss of your investment. In assessing the risks and uncertainties described below, you should also refer to the other information contained in this prospectus and the documents incorporated by reference in this prospectus, including our consolidated financial statements and the related notes thereto, before making a decision to invest in our common stock.
Risks Related to This Offering and Ownership of Our Common Stock
We will likely require additional capital to fund our operations and, if we fail to obtain necessary financing, we may be unable to complete the commercialization of XHANCE and the development of our other product candidates.
Our operations have consumed substantial amounts of cash. To date, we have financed our operations primarily through the sale and issuance of common and preferred stock, debt, licensing revenues under the license agreement with respect to AVP-825 and research grants. We expect to continue to spend substantial amounts to commercialize XHANCE and to advance the clinical development of XHANCE for the treatment of chronic sinusitis and our other product candidates. As of March 31, 2018, we had cash and cash equivalents of $209.8 million. We believe our existing cash and cash equivalents, together with the net proceeds to us from this offering, will provide sufficient capital to allow us to continue to service our debt and become profitable. This includes the continued implementation of our business strategy, including funding the commercialization of XHANCE, proposed product development, debt service obligations and other working capital and general corporate purposes. However, we can give no assurance that we will not need to raise additional capital in the future and we could deplete our available capital resources sooner than we currently expect.
Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

▪
the success of our commercialization of XHANCE for the treatment of nasal polyps including, among other things, patient and physician acceptance of XHANCE and our ability to obtain adequate coverage and reimbursement for XHANCE (market access);

▪	the cost and timing of commercialization activities for XHANCE, including product manufacturing, marketing, sales and distribution;

▪	revenue received from commercial sales of XHANCE;

▪	our clinical development plans for XHANCE, including FDA-mandated pediatric studies and clinical program for the follow-on indication for the treatment of chronic sinusitis;

▪
the outcome, timing and cost of the regulatory approval process of XHANCE for chronic sinusitis by the FDA, including the potential for the FDA to require that we perform more studies and clinical trials than those that we currently expect;

▪	the costs involved in preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights;

▪	the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against us;

▪	potential future licensing revenue from the license agreement for AVP-825;

▪	fluctuations in the three-month LIBOR-based floating interest rate of our senior secured notes;

▪	the initiation, progress, timing, costs and results of clinical trials for our other product candidates; and

▪	the extent to which we in-license or acquire other products, product candidates or technologies.
We cannot be certain that additional funding will be available when needed on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts, when required or on acceptable terms, we also could be required to:

▪	seek strategic collaborations to assist in the commercialization of XHANCE in the United States and other markets;

▪	significantly delay, scale back or discontinue the development of XHANCE for the treatment of chronic sinusitis;

▪	relinquish or license on unfavorable terms our rights to an Optinose EDS technology or other product candidates that we otherwise would seek to develop or commercialize ourselves;

▪
delay, limit, reduce or terminate the drug development of our current or future product candidates, or seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available; or

▪	significantly curtail our operations.
Although we have the ability to obtain an additional $25 million through the issuance of additional senior secured notes pursuant to our note purchase agreement, the availability of this $25 million is subject to certain conditions that we may not be able to meet.
You will experience immediate and substantial dilution in the book value of the shares that you purchase in this offering.
The assumed public offering price is substantially higher than the net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering at the assumed public offering price of $22.40 per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on June 1, 2018, you will experience immediate dilution of $18.09 per share, the difference between the price per share you pay for our common stock in this offering and our net tangible book value per share as of March 31, 2018, after giving effect to the issuance of shares of our common stock in this offering. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. See “Dilution.”
In addition, as of March 31, 2018, we had outstanding stock options to purchase an aggregate of 6,309,453 shares of common stock at a weighted average exercise price of $9.74 per share and outstanding warrants to purchase an aggregate of 1,890,489 shares of common stock at a weighted average exercise price of $8.16 per share. To the extent these outstanding options or warrants are exercised, there will be further dilution to investors in this offering.
Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.
The market price of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, a large number of shares of our common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. After this offering, there will be 40,159,058 shares of our common stock outstanding, based on the number of shares outstanding as of March 31, 2018, including all of the shares to be sold by us and any shares sold by the selling stockholders, which may be resold in the public market immediately.

In connection with this offering, all of our executive officers and directors and the selling stockholders have agreed with the underwriters in this offering, that for 90 days after the date of this prospectus, subject to certain exceptions and sales by the selling stockholders in this offering, we and they will not, directly or indirectly, dispose of any of our common stock or securities convertible into or exercisable or exchangeable for our common stock.
Upon completion of this offering, based on the number of shares outstanding as of March 31, 2018, we will have 40,159,058 shares of common stock outstanding, assuming the underwriters do not exercise their option to purchase additional shares. Of these shares, 21,695,705 shares of our common stock will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, after this offering unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Subject to the provisions of Rule 144 under the Securities Act and applicable lock-up agreements, our remaining shares of common stock will be available for sale in the public market beginning on the 91st day following the date of this prospectus upon expiration of lock-up agreements entered into in connection with this offering, as described below.
In addition, as of March 31, 2018, there were 6,309,453 shares of common stock subject to outstanding options and 1,890,489 shares of common stock to be issued upon the exercise of outstanding warrants. As of March 31, 2018, we have also reserved (i) 1,884,403 shares of our common stock for future issuance under the 2010 Plan and (ii) 522,420 shares of our common stock for future issuance under the 2017 Plan, each of which also includes an evergreen provision that automatically increases the number of shares reserved for future issuance under the applicable plan each year. Accordingly, these shares may be freely sold in the public market upon issuance as permitted by any applicable vesting requirements, subject to the lock-up agreements described above and compliance with applicable securities laws.
In addition, certain holders of shares of our common stock have rights, subject to some conditions and the lock-up arrangements described above, to require us to file registration statements for public resale or to include such shares in registration statements that we may file for ourselves or other stockholders. See “Shares Eligible for Future Sale-Registration Rights.” If we were to register the resale of these shares, they could be freely sold in the public market without limitation. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common shares could decline.
Further, we may issue shares of our common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investment or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.
We will have broad discretion in the use of the net proceeds to us from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.
We will have broad discretion in the application of the net proceeds to us from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. You may not agree with our decisions, and our management may not apply the net proceeds to us from this offering in ways that ultimately increase the value of your investment. We expect to use the net proceeds to us from this offering in the manner described in the “Use of Proceeds” section of this prospectus. Our failure to apply these net proceeds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay or negatively impact the commercialization of XHANCE or the development and commercialization of our product candidates. Pending their use, we intend to invest the net proceeds to us from this offering in short- and intermediate-term, interest bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds to us from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results and it could compromise our ability to commercialize XHANCE or develop and commercialize our product candidates, either of which could cause the price of our common stock to decline.

Our principal stockholders and management own a substantial majority of our common stock prior to this offering and will continue to be able to exert significant control over matters subject to stockholder approval after this offering, which could prevent new investors from influencing significant corporate decisions.
Upon the closing of this offering, our executive officers, directors, beneficial owners of 5% or more of our capital stock and their respective affiliates will, in the aggregate, beneficially own approximately 78% of our outstanding common stock, including Avista Capital Partners II, L.P., Avista Capital Partners (Offshore) II, L.P. and Avista Capital Partners (Offshore) II-A, L.P., or collectively Avista, our largest stockholder, assuming no exercise of the underwriters’ option to purchase additional shares. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest. The interests of Avista may not always coincide with your interests or the interests of other stockholders and Avista may act in a manner that advances its best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock. For instance, under the terms of our fourth amended and restated certificate of incorporation, neither Avista nor any of its representatives on our board of directors are required to offer us any transaction opportunity of which they become aware, and they could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless that opportunity is expressly offered to a person serving on our board of directors solely in his or her capacity as one of our directors. These actions might affect the prevailing market price for our common stock. In addition, because Avista purchased its shares at prices substantially below the price at which shares are being sold in this offering and have held its shares for a longer period, Avista may be more interested in selling our company to an acquirer than other investors, or Avista may want us to pursue strategies that deviate from the interests of other stockholders. Such concentration of ownership control may also:

▪	delay, defer or prevent a change in control;

▪	entrench our management and/or the board of directors; or

▪	impede a merger, consolidation, takeover or other business combination involving us that other stockholders may desire.
We may also take actions that our other stockholders do not view as beneficial, which may adversely affect our results of operations and financial condition and cause the value of your investment to decline.
Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain and you may never receive a return on your investment.
We have never declared or paid cash dividends on our capital stock, and you should not rely on an investment in our common stock to provide dividend income. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, our note purchase agreement prohibits us, and the terms of any future debt agreements may also preclude us, from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This prospectus and the documents incorporated by reference in this prospectus, particularly in the sections titled “Prospectus Summary” and “Risk Factors” in this prospectus and the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and “Business” in our 2017 Annual Report and 2018 Quarterly Report, which are incorporated by reference in this prospectus, contain forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus and in the documents incorporated by reference in this prospectus, including statements regarding our future financial condition, results of operations, business strategy and plans and objectives of management for future operations, as well as statements regarding industry trends, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “will,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “could,” “potentially” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described under the section titled “Risk Factors” in this prospectus and in our 2017 Annual Report and 2018 Quarterly Report, which are incorporated by reference in this prospectus, and elsewhere in this prospectus and in the documents incorporated by reference in this prospectus, regarding, among other things:

▪	the potential advantages of XHANCE and our product candidates;

▪	the potential benefits of our Xperience Program and its potential effect on future financial results;

▪	our goal for 75% of commercially insured lives to have access to XHANCE in a Tier 3 formulary position with a low “hassle factor” by the end of 2018;

▪	our commercial initiatives and objectives related to XHANCE and our product candidates;

▪
our planned product development activities, studies and clinical trials, including our plans to initiate a clinical program of XHANCE in the fourth quarter of 2018 in pursuit of a supplemental indication for chronic sinusitis;

▪
our expectation that our existing cash and cash equivalents and the net proceeds to us from this offering will provide sufficient capital to us to allow us to continue to service our debt and become profitable;

▪	our expectation that our operating expenses in 2018 will be in the range of $119.0 - $125.0 million;

▪	the rate and degree of market acceptance of XHANCE and our product candidates;

▪	the size and growth potential of the markets for XHANCE and our product candidates, and our ability to service those markets;

▪	our ability to maintain regulatory approval of XHANCE and our product candidates;

▪	our ability to attract collaborators with development, regulatory and commercialization expertise;

▪	regulatory developments in the United States and foreign countries;

▪	our ability to operate our business without infringing the intellectual property rights of others;

▪	the scope and duration of patent protection and other barriers to entry that we expect to benefit XHANCE and our product candidates;

▪	the performance of our third-party suppliers, manufacturers and contract sales organizations;

▪	the success of competing products that are or become available;

▪	our expectations regarding our ability to obtain and adequately maintain sufficient intellectual property protection for XHANCE and our other product candidates and to avoid claims of infringement;

▪	our expectations regarding the period during which we qualify as an emerging growth company under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act;

▪	our use of proceeds from this offering; and

▪	the accuracy of our estimates regarding expenses, future revenue, capital requirements and need for additional financing.
Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward‑looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward‑looking statements. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, or the Securities Act, do not protect any forward‑looking statements that we make in connection with this offering. Any forward‑looking statements that we make in this prospectus speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.
You should read this prospectus, the documents incorporated by reference in this prospectus and the documents that we have filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the Securities and Exchange Commission, or SEC, with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward‑looking statements in this prospectus by these cautionary statements.
Except as required by law, we assume no obligation to update these forward‑looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward‑looking statements, even if new information becomes available in the future.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY
We are an “emerging growth company,” as defined in the JOBS Act. We will remain an emerging growth company until the earliest of:

▪	the beginning of the first fiscal year following the fifth anniversary of our initial public offering, or January 1, 2023;

▪	the beginning of the first fiscal year after our annual gross revenue is $1.07 billion or more;

▪	the date on which we have, during the previous three‑year period, issued more than $1.0 billion in non‑convertible debt securities; and

▪	the end of any fiscal year in which the market value of our common stock held by non‑affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year.
For as long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies,” including:

▪	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes‑Oxley Act relating to the effectiveness of our internal control over financial reporting;

▪	reduced disclosure obligations regarding executive compensation and financial statements in our periodic reports, proxy statements and registration statements; and

▪	exemptions from the requirements of holding a nonbinding advisory vote to approve executive compensation and stockholder approval of any golden parachute payments not previously approved.
We have elected to take advantage of these reporting exemptions and, therefore, the information that we provide stockholders may be different than what you might obtain from other public companies in which you hold equity interests.
The JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we are subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”
MARKET, INDUSTRY AND OTHER DATA
This prospectus and the documents incorporated by reference in this prospectus contain estimates, projections and other information concerning our industry, our business, the prospective markets for XHANCE and our product candidates, XHANCE market access and brand awareness, the perceptions and preferences of patients and physicians regarding certain therapies and other prescription, physician, patient and payor data, as well as data regarding market research, estimates and forecasts prepared by our management. We obtained the industry, market and other data throughout this prospectus and in the documents incorporated by reference in this prospectus from our own internal estimates and research, as well as from industry publications and research, surveys and studies conducted by third parties on our behalf.
Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. In several cases, we do not expressly refer to the sources from which this data is derived.

USE OF PROCEEDS
We estimate that we will receive net proceeds of $47.0 million, or $54.1 million if the underwriters exercise their option to purchase additional shares in full, from the sale of the shares of common stock offered by us in this offering, based on an assumed public offering price of $22.40 per share, which is the last reported sale price of our common stock on the Nasdaq Global Select Market on June 1, 2018, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.
A $1.00 increase (decrease) in the assumed public offering price of $22.40 per share would increase (decrease) the net proceeds to us from this offering by $2.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.
Similarly, a 1.0 million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by $21.1 million, assuming no change in the assumed public offering price after deducting the estimated underwriting discounts and commissions payable by us.
We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to support the commercialization of XHANCE, to fund further development efforts for XHANCE, including the initiation of a clinical program necessary to seek approval for a follow-on indication of XHANCE for the treatment of chronic sinusitis, and for other working capital and general corporate purposes, including debt service costs.
The expected use of the net proceeds to us from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures depend on numerous factors, including the success of our commercialization efforts, the progress of our clinical development efforts for XHANCE for a follow‑on indication for the treatment of chronic sinusitis. As a result, our management will have broad discretion in applying the net proceeds to us from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the net proceeds.
Although we may use a portion of the net proceeds to us from this offering for the acquisition or licensing, as the case may be, of products, product candidates, technologies, compounds, other assets or complementary businesses, we have no current understandings, agreements or commitments to do so. Pending these uses, we plan to invest the net proceeds to us from this offering in short‑ and intermediate‑term, interest‑bearing obligations, investment‑grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.
Although it is difficult to predict future liquidity requirements, we believe that the net proceeds to us from this offering, together with our existing cash resources, will provide sufficient capital to allow us to continue to service our debt and become profitable. This includes the continued implementation of our business strategy, including funding the commercialization of XHANCE, proposed product development, debt service obligations and other working capital and general corporate purposes. However, we may need to raise additional capital in the future through public offerings and private placements of our equity securities, debt financings, strategic partnerships, alliances and licensing arrangements, or a combination thereof.

MARKET PRICE OF OUR COMMON STOCK
Our common stock has been publicly traded on the Nasdaq Global Select Market under the symbol “OPTN” since October 13, 2017. Prior to that time, there was no public market for our common stock. The shares of our common stock sold in our initial public offering on October 12, 2017 were priced at $16.00 per share. The following table sets forth the high and low sales price of our common stock, as reported by the Nasdaq Global Select Market for the periods indicated:

	High	Low
Year Ended December 31, 2017
Fourth Quarter (beginning October 13, 2017)	$21.46	$15.01
Year Ending December 31, 2018
First Quarter	$25.24	$15.50
Second Quarter (through June 1, 2018)	$25.74	$17.87

On June 1, 2018, the last reported sale price of our common stock on the Nasdaq Global Select Market was $22.40 per share. As of March 31, 2018, we had 42 holders of record of our common stock. This figure does not reflect the beneficial ownership or shares held in nominee name.

DIVIDEND POLICY
We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant. The terms of our outstanding credit facility also restrict our ability to pay dividends, and we may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our capital stock.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2018 on:

▪	an actual basis; and

▪
an as adjusted basis, giving effect to the sale by us of 2,250,000 shares of our common stock in this offering at an assumed public offering price of $22.40 per share, which is the last reported sale price on the Nasdaq Global Select Market on June 1, 2018, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted information below is illustrative only, and our capitalization following the closing of this offering will depend on the actual public offering price and other terms of this offering determined at pricing.
You should read this table together with the sections of this prospectus titled “Summary Consolidated Financial Data,” and “Description of Capital Stock” and “Selected Consolidated Financial Data,” and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and related notes in our 2017 Annual Report and our unaudited consolidated financial statements and related notes in our 2018 Quarterly Report, which are incorporated by reference in this prospectus.

	As of March 31, 2018
(in thousands, except share data)	Actual	As Adjusted
Cash and cash equivalents	$209,771	$256,732

Long-term debt, net	$71,963	$71,963
Stockholder's equity:
Common stock, par value $.0.001 per share 200,000,000 shares authorized, 37,909,058 shares issued and outstanding, actual; 200,000,000 shares authorized, 40,159,058 shares issued and outstanding, as adjusted	38	$40
Preferred stock, par value $0.001 per share; 5,000,000 shares authorized, no shares issued or outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, as adjusted	—	—
Additional paid-in capital	368,018	414,977
Accumulated deficit	(241,841)	(241,841)
Accumulated other comprehensive loss	(104)	(104)
Total stockholders' equity	126,111	173,072
Total capitalization	$198,074	$245,035

(1)
Each $1.00 increase (decrease) in the assumed public offering price of $22.40 per share, which is the last reported sale price of our common stock on the Nasdaq Global Select Market on June 1, 2018, would increase (decrease) the amount of each of cash and cash equivalents, additional paid‑in capital, total stockholders’ equity and total capitalization on an as adjusted basis by $2.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. Similarly, each increase (decrease) of 1,000,000 shares offered by us would increase (decrease) the amount of each of cash and cash equivalents, total stockholders’ equity and total capitalization on an as adjusted basis by $21.1 million, assuming the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions payable by us.
Unless otherwise indicated, the number of shares of our common stock to be outstanding after this offering is based on 37,909,058 shares of common stock outstanding as of March 31, 2018, and excludes:

▪	6,309,453 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2018 at a weighted‑average exercise price of $9.74 per share;

▪	37,800 shares of common stock issuable upon the exercise of stock options granted since March 31, 2018 at a weighted‑average exercise price of $21.51 per share;

▪	1,890,489 shares of common stock issuable upon the exercise of warrants to purchase common stock outstanding as of March 31, 2018 at an exercise price of $8.16 per share;

▪	304,401 shares of common stock issued upon the exercise of stock options subsequent to March 31, 2018 at a weighted average exercise price of $2.25 per share;

▪	7,098 shares of common stock issued upon the exercise of warrants subsequent to March 31, 2018 at an exercise price of $8.16 per share;

▪
1,884,403 shares of common stock reserved for future issuance under our 2010 Plan, as of March 31, 2018, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2010 Plan; and

▪
522,420 shares of common stock reserved for future issuance under our 2017 ESPP, as of March 31, 2018, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2017 ESPP.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering.
As of March 31, 2018, our historical net tangible book value was $126.1 million, or $3.33 per share of our common stock. Our historical net tangible book value is the amount of our total tangible assets less our liabilities. Historical net tangible book value per share is our historical net tangible deficit divided by the number of shares of common stock outstanding as of March 31, 2018.
Our as adjusted net tangible book value as March 31, 2018, which is our net tangible book value at that date, after giving effect to the sale of shares of our common stock in this offering by us at an assumed public offering price of $22.40 per share, which is the last reported sale price of our common stock on the Nasdaq Global Select Market on June 1, 2018, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, would have been $173.1 million, or $4.31 per share. This represents an immediate increase in as adjusted net tangible book value of $0.98 per share to our existing stockholders and an immediate dilution of $18.09 per share to investors participating in this offering. Dilution per share to investors participating in this offering is determined by subtracting as adjusted net tangible book value per share after this offering from the assumed public offering price per share paid by investors in this offering.
The following table illustrates this dilution on a per share basis:

Assumed public offering price per share		$22.40
Historical net tangible book value per share as of March 31, 2018	$3.33
Increase in net tangible book value per share attributable to investors participating in this offering	0.98
As adjusted net tangible book value per share after this offering		4.31
Dilution per share to new investors participating in this offering		$18.09

The information discussed above is illustrative only, and the dilution information following this offering will depend on the actual public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed public offering price of $22.40 per share, which is the last reported sale price of our common stock on the Nasdaq Global Select Market on June 1, 2018, would increase (decrease) the as adjusted net tangible book value per share after this offering by $0.05 per share and the dilution per share to investors participating in this offering by $0.95 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.
Similarly, each 1,000,000 share increase in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the as adjusted net tangible book value per share after this offering by $0.41        and decrease the dilution per share to investors participating in this offering by $0.41, assuming the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions payable by us. A 1,000,000 share decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the as adjusted net tangible book value per share after this offering by $0.43 and increase the dilution per share to investors participating in this offering by $0.43, assuming the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions payable by us.

If the underwriters exercise their option to purchase 337,500 additional shares from us in full, the as adjusted net tangible book value will increase to $4.45 per share, representing an immediate increase in as adjusted net tangible book value to existing stockholders of $1.12 per share and immediate dilution of $17.95 per share to investors participating in this offering.
The number of shares of our common stock reflected in the discussion above is based on 37,909,058 shares of common stock outstanding as of March 31, 2018, and excludes:

▪	6,309,453 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2018 at a weighted‑average exercise price of $9.74 per share;

▪	37,800 shares of common stock issuable upon the exercise of stock options granted since March 31, 2018 at a weighted‑average exercise price of $21.51 per share;

▪	1,890,489 shares of common stock issuable upon the exercise of warrants to purchase common stock outstanding as of March 31, 2018 at an exercise price of $8.16 per share;

▪	304,401 shares of common stock issued upon the exercise of stock options subsequent to March 31, 2018 at a weighted average exercise price of $2.25 per share;

▪	7,098 shares of common stock issued upon the exercise of warrants subsequent to March 31, 2018 at an exercise price of $8.16 per share;

▪
1,884,403 shares of common stock reserved for future issuance under our Amended and Restated 2010 Stock Incentive Plan, as of March 31, 2018, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2010 Plan; and

▪
522,420 shares of common stock reserved for future issuance under our 2017 ESPP, as of March 31, 2018, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2017 ESPP.

To the extent that outstanding stock options or warrants are exercised or additional shares of common stock are issued in the future, including pursuant to additional grants under our stock incentive plans, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA
The following tables set forth, for the periods and as of the dates indicated, our selected consolidated financial data. The consolidated statement of operations data for the years ended December 31, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2016 and 2017 are derived from our audited consolidated financial statements incorporated by reference into this prospectus from our 2017 Annual Report. The consolidated balance sheet data as of December 31, 2015 and consolidated statement of operations data for the year ended December 31, 2015 have been derived from audited financial statements that are not included in our 2017 Annual Report. The consolidated balance sheet data as of March 31, 2018 and the consolidated statement of operations data for the three months ended March 31, 2017 and 2018 have been derived from our unaudited consolidated financial statements incorporated by reference into this prospectus from our 2018 Quarterly Report. These unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and, in our opinion, contain all adjustments, consisting of normal and recurring adjustments, necessary for the fair statement of such financial data. Our historical results are not necessarily indicative of our future results, and our operating results for the three months ended March 31, 2018 are not necessarily indicative of the results that may be expected for the year ending December 31, 2018 or any other interim periods or any future year or period. The selected consolidated financial data should be read together with our financial statements and related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated herein by reference.

	Years ended December 31,			Three Months ended March 31,
(in thousands, except share and per share data)	2015	2016	2017	2017	2018
Consolidated Statement of Operations Data:
Net product revenues	$—	$—	$—	$—	$865
Licensing revenues	85	47,500	—	—	—
Total revenues	85	47,500	—	—	865
Cost of product sales	—	—	—	—	200
Gross margin	85	47,500	—	—	665
Operating expenses:
Research and development	22,156	15,311	16,832	4,230	1,701
Selling, general and administrative	6,006	6,869	31,698	3,073	28,011
Total operating expenses	28,162	22,180	48,530	7,303	29,712
(Loss) income from operations	(28,077)	25,320	(48,530)	(7,303)	(29,047)
Other expense, net:	237	2,707	372	772	1,525
Net (loss) income	(28,314)	22,613	(48,902)	(8,075)	(30,572)
Deemed dividend	(9,992)	(11,005)	(11,969)	(3,067)	—
Accretion of redeemable convertible preferred stock	(2,069)	(2,109)	(1,096)	(528)	—
Net (loss) income attributable to common stockholders	$(40,375)	$9,499	$(61,967)	$(11,670)	$(30,572)
Net (loss) income per share of common stock,
basic	$(9.97)	$0.40	$(5.63)	$(2.87)	$(0.81)
diluted	$(9.97)	$0.32	$(5.63)	$(2.87)	$(0.81)
Weighted average common shares outstanding,
basic	4,049,668	4,054,316	10,999,121	4,067,717	37,849,199
diluted	4,049,668	4,980,181	10,999,121	4,067,717	37,849,199

	As of December 31,			As of March 31, 2018
(in thousands)	2015	2016	2017
Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,198	$36,797	$234,854	$209,771
Working capital (1)	8,624	34,765	223,390	194,581
Total assets	16,009	41,551	241,136	220,562
Long-term debt, net	—	—	71,863	71,963
Convertible notes	14,480	15,256	—	—
Redeemable convertible preferred stock	155,059	168,173	—	—
Additional paid-in capital	—	—	365,838	368,018
Accumulated deficit	(161,255)	(151,102)	(211,269)	(241,841)
Total stockholders' equity (deficit)	(161,392)	(151,197)	154,496	126,111

(1)	Working capital is calculated as current assets minus current liabilities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following includes a summary of transactions since January 1, 2015 to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, director nominees, executive officers or beneficial owners of more than 5% of our capital stock, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements that are described in the “Executive Compensation” and “Director Compensation” sections of our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 25, 2018, which is incorporated by reference in this prospectus.
Convertible Preferred Stock Financings
In July 2014, we issued an aggregate of 1,419,781 shares of our Series C-1 Preferred Stock at a purchase price of $21.13 per share, for aggregate consideration of $30.0 million. In July 2015, we issued an additional 236,629 shares of our Series C-1 Preferred Stock at a purchase price of $21.13 per share, for aggregate consideration of $5.0 million.
In March 2017, we issued an aggregate of 1,065,451 shares of our Series D Preferred Stock at a purchase price of $32.85 per share, for aggregate consideration of $35.0 million. In April 2017 and May 2017, we issued an additional 52,127 shares of our Series D Preferred Stock at a purchase price of $32.85 per share, for aggregate consideration of $1.7 million.
In connection with the Series C-1 Preferred Stock financing in July 2015, we reimbursed Avista for $6,600 in legal fees incurred by them and an aggregate of $149,999 in funding fees incurred by Avista and the other Series C-1 Preferred Stock investors. In connection with the Series D Preferred Stock financing, we reimbursed Avista and Fidelity Investments, or Fidelity, for $36,360 and $45,076, respectively, in legal fees incurred by them.
The table below sets forth the number of shares of our Series C-1 and Series D Preferred Stock purchased by our then executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members. Each share of our convertible preferred stock in the table below automatically converted into 2.8879 shares of our common stock upon the closing of our initial public offering in October 2017.

Participants(1)	Shares of Series C-1 Preferred Stock	Series C-1 Convertible Preferred Stock Aggregate Purchase ($)	Shares of Series D Preferred Stock	Series D Convertible Preferred Stock Aggregate Purchase ($)
Avista(2)	1,161,662	24,545,918	304,416	10,000,066
Entrepreneurs Fund LP(3)	113,842	2,405,481	45,662	1,499,997
Ikos Invest AS(4)	104,635	2,210,938	0	0
Larry G. Pickering(5)	20,715	437,708	0	0
Patrick O’Neill(6)	1,456	30,765	393	12,910
TKWD Ventures LLC(7)	190,440	4,023,997	0	0
Peter K. Miller(8)	16,564	349,997	0	0
Ramy A. Mahmoud(9)	16,564	349,997	0	0
Fidelity Investments	0	0	761,035	25,000,000
William F. Doyle(7)	1,142	24,130	334	10,972

(1)	Additional details regarding these stockholders and their equity holdings are provided in “Principal and Selling Stockholders.”

(2)
Mr. Venkataraman, a member of our board of directors since 2010, Mr. Tamaroff, a member of our board of directors since March 2017, and Mr. O’Neil, a director nominee, are affiliated with Avista Capital Partners II, L.P., Avista Capital Partners (Offshore) II, L.P. and Avista Capital Partners (Offshore) II-A, L.P.

(3)	Klaas de Boer, who was a member of our board of directors from 2010 to October 2017, is affiliated with Entrepreneurs Fund LP.

(4)	Per Gisle Djupesland, who was a member of our board of directors from 2010 to October 2017, is affiliated with Ikos Invest AS.

(5)	Mr. Pickering is the vice chairman of our board of directors.

(6)	Dr. O’Neill was a member of our board of directors from 2010 to October 2017.

(7)	Mr. Doyle, a member of our board of directors since 2010, is affiliated with TKWD Ventures LLC, or TKWD.

(8)	Mr. Miller is our Chief Executive Officer and a member of our board of directors.

(9)	Dr. Mahmoud is our President and Chief Operating Officer.
2015 Convertible Note Financing
In September 2015, we sold and issued an aggregate principal amount of $15.0 million of senior secured convertible notes, or the 2015 Notes. Under the terms of the 2015 Notes, we were required to pay an aggregate of $450,000 in front-end fees and $450,000 plus interest in back-end fees.
In connection with the Series D Preferred Stock financing described above, we entered into a Note Conversion Agreement with the holders of the 2015 Notes pursuant to which all of the 2015 Notes, including all principal, accrued interest and back-end fee amounts, were converted into an aggregate of 687,474 shares of our Series C-2 Preferred Stock at a conversion price of $28.40 per share.
The table below sets forth the amount of 2015 Notes purchased by our then executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members, as well as the number of shares of Series C-2 Preferred Stock acquired by each such entity upon conversion of the 2015 Notes. Each share of our Series C-2 Preferred Stock in the table below automatically converted into 2.8879 shares of our common stock upon the closing of our initial public offering in October 2017.

Participants(1)	Principal Amount of Notes Purchased ($)	Front-end Fees Paid by Us ($)	Back-end Fees ($)	Convertible Note Value at Conversion ($)	Shares of Series C-2 Preferred Stock Issued Upon Conversion
Ikos Invest AS(2)	75,000	2,250	2,844	97,635	3,437
Entrepreneurs Fund General Partner Limited(3)	1,511,075	45,332	57,295	1,967,123	69,256
Peter K. Miller(4)	66,042	1,981	2,504	85,973	3,026
Ramy A. Mahmoud(5)	35,175	1,055	1,334	45,791	1,612
Avista(6)	10,902,112	327,063	413,371	14,192,413	499,670
Larry G. Pickering(7)	219,639	6,589	8,328	285,927	10,066
TKWD Ventures LLC(8)	2,019,167	60,575	76,560	2,628,559	92,543
William F. Doyle(8)	10,340	310	392	13,461	473

(1)	Additional details regarding these stockholders and their equity holdings are provided in “Principal and Selling Stockholders.”

(2)	Dr. Djupesland, a member of our board of directors from 2010 to October 2017, is affiliated with Ikos Invest AS.

(3)	Mr. de Boer, a member of our board of directors from 2010 to October 2017, is affiliated with Entrepreneurs Fund LP.

(4)	Mr. Miller has served as our Chief Executive Officer and a member of our board of directors since 2010.

(5)	Dr. Mahmoud has served as our President and Chief Operating Officer since 2010.

(6)
Mr. Venkataraman, a member of our board of directors since 2010, Mr. Tamaroff, a member of our board of directors since March 2017, and Mr. O’Neil, a director nominee, are affiliated with Avista Capital Partners II, L.P., Avista Capital Partners (Offshore) II, L.P. and Avista Capital Partners (Offshore) II-A, L.P.

(7)	Mr. Pickering is the vice chairman of our board of directors.

(8)	Mr. Doyle, a member of our board of directors since 2010, is affiliated with TKWD.
Second Amended and Restated Registration Rights Agreement
In connection with our Series D Preferred Stock financing in March 2017, we entered into the Second Amended and Restated Registration Rights Agreement, or the Registration Rights Agreement, with the holders of our Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series D Preferred Stock. We further amended the Registration Rights Agreement in connection with our initial public offering in October 2017.
Pursuant to the Registration Rights Agreement, as amended, certain holders of shares of our common stock have registration rights and certain holders of our warrants have registration rights with respect to the shares of common stock issuable upon exercise. After registration of these shares of common stock pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. The registration rights will terminate with respect to each stockholder on the date on which such stockholder ceases to beneficially own more than one percent of our shares of common stock then outstanding or can sell all of its registrable shares without limitation during a three-month period without registration pursuant to Rule 144 of the Securities Act or another similar exemption under the Securities Act.
We have complied with our obligations pursuant to the Registration Rights Agreement in connection with this offering.
Second Amended and Restated Shareholders’ Agreement
In connection with our Series D Preferred Stock financing in March 2017, we entered into the Second Amended and Restated Shareholders’ Agreement, or the Shareholders’ Agreement, with certain of our stockholders, including Avista, TWKD, Fidelity Investments, Entrepreneurs Fund, and certain members of our senior management team and board of directors. The Shareholders’ Agreement terminated upon completion of our initial public offering in October 2017; however, the contractual lock-up obligations for certain of our stockholders upon the filing of a registration statement in connection with an underwritten offering survived for a period of 180 days following the closing of our initial offering and the confidentiality obligations with respect to our proprietary information and the proprietary information of our stockholders will survive indefinitely.
Stockholders’ Agreement
In connection with our initial public offering in October 2017, we entered into a Stockholders’ Agreement with Avista that provides, among other things, that Avista has the right to designate for nomination by our board of directors upon the recommendation of our nominating and corporate governance committee:

▪
three directors to our board of directors for so long as Avista owns 27.5% or more of our then-outstanding shares of common stock; provided, however, that one such director must not be an employee or partner of Avista, must qualify as an independent director under the Nasdaq listing rules and must be reasonably acceptable to our board of directors;

▪	two directors to our board of directors for so long as Avista owns less than 27.5% but 17.5% or more of our then-outstanding shares of common stock; and

▪	one director to our board of directors for so long as Avista owns less than 17.5% but 7.5% or more of our then-outstanding shares of common stock.
We are required to take all necessary action to ensure the composition of our board of directors as set forth above. Pursuant to the terms of the Stockholders’ Agreement, at least a majority of the members of each our of standing committees must be composed of non-Avista nominees. The Avista nominees currently serving on our board of directors are Messrs. Pickering, Tamaroff and Venkataraman. Avista has nominated Robert O’Neil as its replacement for Mr. Pickering, whose term will expire at the 2018 annual meeting of stockholders.
Employment of Certain Related Persons
John Pickering, the son of Larry Pickering who serves as the Vice Chairman of our board of directors, is an employee of ours. During the years ended December 31, 2015, 2016 and 2017, we paid John Pickering $247,045, $389,097, and $329,112, respectively, in cash compensation, consisting of his base salary and, with respect to 2016, an annual bonus. From January 1, 2018 through June 1, 2018, we paid John Pickering $211,518 in cash compensation, consisting of his base salary and annual bonus. John Pickering’s current annual base salary for 2018 is $267,180.
Dr. Per Gisle Djupesland served as a member of our board of directors from 2010 to October 2017. Dr. Djupesland and his spouse, Helena Djupesland, are directors of Ikos Invest AS and its wholly-owned subsidiary Ikos Subsidiary AS. Ikos Invest and Ikos Subsidiary beneficially own more than 5% of our common stock. During the years ended December 31, 2015, 2016 and 2017, we paid Ms. Djupesland total cash compensation of $201,552, $193,736, and $214,242, respectively. From January 1, 2018 through June 1, 2018, we paid Ms. Djupesland total cash compensation of $102,095 for her service as the Co-Chief Executive Officer and director of our wholly-owned subsidiary OptiNose AS. Ms. Djupesland’s current annual base salary for 2018 is $184,105. She also received a bonus in 2017 of $17,572 and a bonus of $18,411 in 2018. During the years ended December 31, 2015, 2016 and 2017, we paid Dr. Djupesland total cash compensation of $164,531, $172,275, and $178,833, respectively. From January 1, 2018 through June 1, 2018, we paid Dr. Djupesland total cash compensation of $87,812, for his service as the Chief Scientific Officer and director of our wholly-owned subsidiary OptiNose AS. Dr. Djupesland’s current annual base salary for 2018 is $159,131. He also received a bonus in 2017 of $14,339, a bonus of $15,480 in 2018 and a grant of options to purchase 28,879 shares of our common stock in October 2017. The amounts reflected in this paragraph were based in Norwegian kroner and converted into U.S. dollars at an average exchange rate of 8.0681 kr, 8.3936 kr and 8.2679 kr per U.S. dollar for the years ended December 31, 2015, 2016 and 2017, and an average exchange rate of 7.8863 kr per U.S. dollar for the period from January 1, 2018 to May 31, 2018.
Each of John Pickering, Dr. Djupesland and Ms. Djupesland participate in our general welfare and benefit plans.
Reimbursement of Fees to Certain Related Persons
During the year ended December 31, 2017, and from January 1, 2018 through June 1, 2018, we reimbursed Avista Capital Holdings, LP and related parties $156,546 and $15,774 in expenses, respectively, primarily related to legal fees incurred in conjunction with our initial public offering in October 2017 and our Series D Preferred Stock financing in March 2017.
Director and Officer Indemnification Arrangements
We have entered into indemnification agreements with our directors and executive officers, in addition to the indemnification, expense advancement and limitations of liability provided for in our fourth amended and restated certificate of incorporation and our amended and restated bylaws. These indemnification agreements provide our directors and executive officers with contractual rights to indemnification and, in some cases, expense advancement in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request. We also maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers.
Policies and Procedures for Transactions with Related Persons
In connection with our initial public offering in October 2017, our board of directors adopted a related party transactions policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related party transactions. Pursuant to this policy, we review all transactions with a dollar value in excess of $120,000 involving us in which any of our executive officers, directors, director nominees or holders of more than 5% of our capital stock, or any affiliate or member of their immediate family, is a participant.

Under the policy, if a transaction has been identified as a related party transaction, including any transaction that was not a related party transaction when originally consummated or any transaction that was not initially identified as a related party transaction prior to consummation, members of management or our directors must present information regarding the proposed related party transaction to our audit committee or, where review by our audit committee would be inappropriate due to a conflict of interest, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, all of the parties, the direct and indirect interests of the related persons, the purpose of the transaction, the material facts, the benefits of the transaction to us and whether any alternative transactions are available, an assessment of whether the terms are comparable to the terms available from unrelated third parties and management’s recommendation. In considering whether to approve any proposed related party transactions, our audit committee or another independent body of our board of directors will take into account the relevant available facts and circumstances, including:

▪	the materiality and character of the related person’s interest in the transaction;

▪	the commercial reasonableness of the terms of the transaction;

▪	the benefit and perceived benefit, or lack thereof, to us;

▪	the opportunity costs of alternate transactions; and

▪	the actual or apparent conflicts of interest of the related person.
All of the transactions described above were entered into prior to the adoption of this policy. Although prior to the adoption of this policy we did not have a written policy for the review and approval of transactions with related persons, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest in the agreement or transaction were disclosed to our board of directors. Our board of directors took this information into account when evaluating the transaction and in determining whether such transaction was fair to us and in the best interest of all our stockholders.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth certain information relating to the beneficial ownership of our common stock as of May 31, 2018 by:

▪	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of common stock;

▪	each of our directors and director nominees;

▪	each of our named executive officers;

▪	all of our current directors and executive officers as a group; and

▪	the selling stockholders, which are indicated by the stockholder shown as having shares listed in the column “Shares Being Offered.”
The percentage ownership information shown in the column titled “Beneficial ownership prior to the offering” in the table is based upon 38,220,557 shares of common stock outstanding as of May 31, 2018. The percentage ownership information shown in the column titled “Beneficial ownership after the offering” in the table is based on 40,470,557 shares of common stock outstanding after this offering, assuming 2,250,000 shares of common stock being sold by us and 2,250,000 shares of common stock being sold by the selling stockholders in the offering and assuming no exercise of the underwriters’ option to purchase additional shares.
We have determined beneficial ownership in accordance with the rules of the SEC, as indicated in the footnotes to the table below.

	Beneficial ownership prior to the offering		Shares being offered	Beneficial ownership after the offering
Name and address of beneficial owner	Number(1)	Percentage(2)		Number(1)	Percentage(2)
Directors, director nominees and named executive officers(3):
Peter K. Miller(4)	1,545,735	3.90%		1,545,735	3.69%
Ramy A. Mahmoud, M.D., M.P.H.(5)	853,524	2.19%		853,524	2.07%
Thomas E. Gibbs(6)	138,379	*		138,379	*
Keith A. Goldan(6)	59,563	*		59,563	*
Michael F. Marino(6)	54,148	*		54,148	*
Joseph C. Scodari	—	—		—	—
Larry G. Pickering(7)	421,499	1.10%		421,499	1.04%
William F. Doyle(8)(12)	4,530,855	11.41%		4,530,855	10.80%
Sriram Venkataraman(10)	18,398,017	48.14%	2,250,000	16,148,017	39.90%
Joshua A. Tamaroff	—	—		—	—
Wilhelmus Groenhuysen	—	—		—	—
Sandra L. Helton	—	—		—	—
Robert P. O'Neil	—	—		—	—
All executive officers and directors as a group (12 persons)(9)	26,001,720	61.54%	2,250,000	23,751,720	53.37%

Greater than 5% stockholders:
Selling stockholders
Avista(10)	18,398,017	48.14%	2,250,000	16,148,017	39.90%
Other greater than 5% stockholders
Entities affiliated with FMR LLC(11)	5,672,656	14.84%		5,672,656	14.02%
TKWD Ventures LLC(12)	4,501,505	11.34%		4,501,505	10.73%
Entrepreneurs Fund LP(13)	2,938,013	7.65%		2,938,013	7.22%
Entities affiliated with Ikos Invest AS(14)	2,571,311	6.70%		2,571,311	6.33%

*	Represents beneficial ownership of less than one percent of our outstanding common stock.

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, the Exchange Act. A person or group is deemed to be the beneficial owner of any shares of our common stock over which such person or group has sole or shared voting or investment power, plus any shares which such person or group has the right to acquire beneficial ownership of within 60 days of May 31, 2018, whether through the exercise of options, warrants or otherwise. Unless otherwise indicated in the footnotes, each person or entity identified in the table has sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

(2)
The beneficial ownership percentage is calculated for each person or group separately because shares of our common stock subject to options, warrants or other rights to acquire our common stock that are currently exercisable or exercisable within 60 days of May 31, 2018 are considered outstanding only for the purpose of calculating the percentage ownership of the person or group holding such options, warrants or other rights but not for the purpose of calculating the percentage ownership of any other person or group. The beneficial ownership percentage prior to the offering for each person or group is calculated by dividing (x) the number of shares reported in the table as beneficially owned by such person or group prior to the offering, by (y) 38,220,557 shares (which represents the number of shares of common stock that were outstanding as of May 31, 2018) plus the number of shares that such person or group has the right to acquire beneficial ownership of within 60 days of May 31, 2018 as indicated in the footnotes below. The beneficial ownership percentage for each person or group after the offering is calculated by dividing (x) the number of shares reported in the table as beneficially owned by such person or group after the offering, by (y) 40,470,557 shares (which assumes the sale of shares of our common stock by us and the selling stockholders in this offering, assuming no exercise of the underwriters’ option to purchase additional shares), plus the number of shares that such person or group has the right to acquire beneficial ownership of within 60 days of May 31, 2018.

(3)	The address for each of our executive officers, directors and director nominees is c/o Optinose, 1020 Stony Hill Road, Suite 300, Yardley, Pennsylvania 19067.

(4)
Consists of (i) 105,148 shares of common stock, (ii) options to purchase 1,137,358 shares of common stock exercisable within 60 days of May 31, 2018, and (iii) 303,229 shares of common stock subject to options held by the Deed of Trust of Peter K. Miller, dated October 13, 2014 that are exercisable within 60 days of May 31, 2018.

(5)
Consists of (i) 52,490 shares of common stock, (ii) options to purchase 701,852 shares of common stock exercisable within 60 days of May 31, 2018, and (iii) 99,182 shares of common stock subject to options held by The Ramy Mahmoud 2014 Trust for Cynthia Mahmoud that are exercisable within 60 days of May 31, 2018.

(6)	The share amounts set forth in the table consist solely of shares underlying one or more outstanding options to purchase our common stock exercisable within 60 days of May 31, 2018.

(7)	Consists of (i) 382,356 shares of common stock and (ii) options to purchase an aggregate of 39,143 shares of our common stock exercisable within 60 days of May 31, 2018.

(8)	Consists of (i) 18,803 shares of our common stock and (ii) warrants to purchase an aggregate of 10,547 shares of our common stock exercisable within 60 days of May 31, 2018 held by Mr. Doyle.

(9)
Consists of (i) 21,969,953 shares of common stock, (ii) 1,498,913 shares of common stock subject to warrants that are exercisable within 60 days of May 31, 2018, and (iii) 2,532,854 shares of common stock subject to options that are exercisable within 60 days of May 31, 2018.

(10)
Based on the Schedule 13G filed by Avista with the SEC on February 6, 2018. Consists of (i) 13,065,855 shares of common stock held by Avista Capital Partners II, L.P., (ii) 4,290,651 shares of common stock held by Avista Capital Partners (Offshore) II, L.P., and (iii) 1,041,511 shares of common stock held by Avista Capital Partners (Offshore) II-A, L.P. In this offering Avista Capital Partners II, L.P. will sell 1,597,899 shares of common stock, Avista Capital Partners (Offshore) II, L.P. will sell 524,729 shares of common stock and Avista Capital Partners (Offshore) II-A, L.P. will sell 127,372 shares of common stock, in each case assuming no exercise of the underwriters' option to purchase additional shares, or 1,837,584,    603,438, and 146,478 shares of common stock, respectively, if the underwriters' option to purchase additional shares is exercised in full. Avista Capital Partners II GP, LLC ultimately exercises voting and investment power over the shares of held by Avista Capital Partners II, L.P., Avista Capital Partners (Offshore) II, L.P., and Avista Capital Partners (Offshore) II-A, L.P. Voting and disposition decisions at Avista Capital Partners II GP, LLC with respect to such shares are made by an investment committee, the members of which include Sriram Venkataraman, who serves as a member of our board of directors. Each of the members of the investment committee disclaims beneficial ownership of these securities. The address for each of these individuals and entities is c/o Avista Capital Holdings, L.P., 65 East 55th Street, 18th Floor, New York, NY 10022.

(11)
Based on the Schedule 13G/A filed by FMR LLC on February 13, 2018. Shares held by accounts managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act, advised by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Board of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Board of Trustees. The address for FMR LLC 245 Summer Street, Boston, MA 02210.

(12)
Based on the Schedule 13G filed by TKWD Ventures LLC on November 28, 2017. Consists of (i) 3,013,139 shares of common stock and (ii) 1,488,366 shares of common stock subject to warrants that are exercisable within 60 days of May 31, 2018 held by TKWD Ventures LLC. WFD Ventures LLC is the general partner of TKWD Ventures LLC and may be deemed to have sole voting and investment power over the shares held by TKWD Ventures LLC. William F. Doyle, a member of our board of directors, is a managing member of WFD Ventures LLC, and in his capacity as such, may be deemed to exercise sole voting and investment power over the shares held by TKWD Ventures LLC. Mr. Doyle disclaims beneficial ownership in such securities, except to the extent of his pecuniary interest therein. The address for each of these individuals and entities is c/o WFD Ventures LLC, 1500 Broadway, 17th Floor, New York, NY 10036.

(13)
Based on the Schedule 13G filed by Entrepreneurs Fund with the SEC on February 9, 2018 and an Initial Statement of Beneficial Ownership of Securities on Form 3 filed on October 12, 2017. Consists of (i) 2,740,065 shares of common stock and (ii) 197,948 shares of common stock subject to warrants that are exercisable within 60 days of May 31, 2018 held by Entrepreneurs Fund LP. Entrepreneurs Fund General Partner Limited, or EF GP, is the sole general partner of Entrepreneurs Fund LP, or EF LP, and may be deemed to beneficially own the shares held by EF LP. Colin Dow and Paul Bradshaw are managing directors of EF GP, and in their capacity as such, may be deemed to share the power to direct the disposition and vote the shares held by EF LP. The address for each of these individuals and entities is 2nd Floor, Windward House, La Route de la Liberation, Se. Heller, Jersey, Channel Islands JE2 3BQ.

(14)
Based on the Schedule 13G filed by Ikos Invest with the SEC on February 13, 2018. Consists of (i) 2,397,980 shares of common stock held by Ikos Subsidiary AS, (ii) 9,925 shares of common stock held by Ikos Invest AS, (iii) 57,758 shares of common stock subject to warrants held by Ikos Subsidiary AS that are exercisable within 60 days of May 31, 2018, (iv) 92,412 shares of common stock subject to options held by Ikos Invest AS that are exercisable within 60 days of May 31, 2018 and (v) 13,236 shares of common stock subject to options held by Per Gisle Djupesland that are exercisable within 60 days of May 31, 2018 (although per the Schedule 13G only 7,821 options held by Dr. Djupesland remain exercisable for an equal number of shares of common stock). Dr. Per Gisle Djupesland, the Chief Scientific Officer of our wholly-owned subsidiary OptiNose AS, and Helena Djupesland, the co-Chief Executive Officer of OptiNose AS, are directors of Ikos Invest AS and its wholly-owned subsidiary Ikos Subsidiary AS, and as such they have shared voting and investment power over the shares held by Ikos Invest AS and Ikos Subsidiary AS. The address for each of Dr. and Ms. Djupesland and these entities is Lybekkveien 5C, 0772, Oslo, Norway.

DESCRIPTION OF CAPITAL STOCK
The following is a summary of the rights of our common and preferred stock and some of the provisions of our fourth amended and restated certificate of incorporation and amended and restated bylaws, and of the Delaware General Corporation Law. This summary is not complete. For more detailed information, please see our fourth amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.
General
Our fourth amended and restated certificate of incorporation authorizes us to issue up to 205,000,000 shares, 200,000,000 of which is designated as common stock with a par value of $0.001 per share and 5,000,000 of which is designated as preferred stock with a par value of $0.001 per share.
Common Stock
Outstanding Shares
As of March 31, 2018, there were 37,909,058 shares of common stock outstanding, held by 42 stockholders of record.
Voting Rights
Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, other than election of directors, which is determined by a plurality of the votes cast by the stockholders entitled to vote on the election of such director. In addition, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding voting stock is required to take certain actions, including amending certain provisions of our fourth amended and restated certificate of incorporation, such as the provisions relating to director liability, amending our bylaws or changing the Court of Chancery of the State of Delaware and United States District Court for the District of Delaware and any appellate courts thereof from being the sole and exclusive forums for certain actions brought by our stockholders against us or our directors, officers or employees.
Under our fourth amended and restated certificate of incorporation and amended and restated bylaws, our stockholders do not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.
Dividends
Subject to the preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available for that purpose.
Liquidation
In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.
Convertible Preferred Stock
Our board of directors has the authority, subject to limitations prescribed by Delaware law, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations and restrictions. Our board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding.
Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. We have no current plan to issue any shares of preferred stock.
Stock Options
As of March 31, 2018, we had outstanding options to purchase 6,309,453 shares of our common stock at a weighted‑average exercise price of $9.74 per share, pursuant to the 2010 Plan.
Warrants
In June 2010, we issued common stock warrants to certain of our stockholders, including Ikos Invest AS, Entrepreneurs Fund LP and TKWD Ventures LLC, which were immediately exercisable for an aggregate of 1,890,489 shares of our common stock at an exercise price of $8.16 per share. These warrants remain outstanding as of March 31, 2018. The holders of these warrants may exercise the warrants, at their election, in cash, by cashless exercise or by a combination of these two methods. Each warrant expires on November 1, 2020 if not earlier exercised.
Registration Rights
Pursuant to the Registration Rights Agreement, as amended, certain holders of shares of our common stock have registration rights. After registration of these shares of common stock pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. The registration rights will terminate with respect to each stockholder on the date on which such stockholder ceases to beneficially own more than one percent of our shares of common stock then outstanding or can sell all of its registrable shares without limitation during a three‑month period without registration pursuant to Rule 144 of the Securities Act or another similar exemption under the Securities Act. See “Shares Eligible for Future Sale - Rule 144.” An aggregate of 17,299,055 shares of common stock are entitled to these registration rights. We have complied with our obligations under the Registration Rights Agreement in connection with this offering.
Demand Registration Rights
Pursuant to the Registration Rights Agreement, as amended, certain holders of registrable shares who are party to the Registration Rights Agreement have the right to demand that we file a Form S‑1 registration statement for the registration of their shares of common stock. These registration rights are subject to specified conditions and limitations, including a minimum expected aggregate gross proceeds of $20.0 million applicable to registration demands by certain stockholders, the number of registration demands and the right of a managing underwriter to limit the number of shares included in any such registration under specified circumstances. Upon such a request, we are required to effect the registration as expeditiously as possible. For each registration demand, we are not obligated to file a registration statement pursuant to this provision on more than one occasion, unless such registration statement was not declared effective by the SEC.
Registration on Form S‑3
In addition, subject to specified limitations set forth in the Registration Rights Agreement, as amended, at any time after we become eligible to file a registration statement on Form S‑3, holders of at least 20% of the registrable securities then outstanding may request that we register their registrable securities on a registration statement on Form S‑3 for purposes of a public offering if the total amount of registrable securities registered have an aggregate offering price of at least $20.0 million. We are not obligated to file a registration statement pursuant to this provision on more than two occasions in any 12‑month period. In connection with the filing of a registration statement on Form S‑3, certain of our stockholders will also be able to undertake firmly underwritten resale offerings with respect to any shares that are registered on such Form S‑3.
Piggyback Registration Rights
If at any time we propose to file a registration statement to register any of our securities under the Securities Act, either for our own account or for the account of any of our stockholders, other than pursuant to the demand registration rights described above, the holders of our registrable securities are entitled to notice of registration and, subject to specified exceptions, we will be required upon the holders’ request to use our best efforts to include their then‑held registrable securities in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under specified circumstances. In addition, in connection with an underwritten secondary offering requested by Avista, certain members of our management will have the right to participate on a pro rata basis.
Other Provisions
We will pay all registration expenses, other than underwriting discounts and commissions and transfer taxes, if any, attributable to the sale of the registrable securities related to any registration effected pursuant to the Registration Rights Agreement, including a registration demand or an underwritten resale offering on Form S‑3. Unless a registration has been revoked by the holders, we are also required to pay the fees and expenses of one counsel for the holders of registrable securities designated by the holder of a majority of registrable securities being registered, as well as the fees and expenses of counsel for Avista. The Registration Rights Agreement contains customary cross‑indemnification provisions pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.
Delaware Anti‑Takeover Law and Provisions of Our Certificate of Incorporation and Bylaws
Delaware Anti‑Takeover Law
Our fourth amended and restated certificate of incorporation provides that we will not be subject to Section 203 of the Delaware General Corporation Law, or Section 203, until such time that Avista ceases to beneficially own 15% of more of our outstanding shares of common stock. Our fourth amended and restated certificate of incorporation does, however, contain a provision that generally mirrors Section 203, except that it excludes Avista and its affiliates from the definition of “interested stockholder.” At such time that Avista ceases to own 15% or more of our capital stock, we will be governed by the provisions of Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

▪
prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

▪
the interested stockholder owned at least 85% of the voting stock of the corporation outstanding upon consummation of the transaction, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

▪
on or subsequent to the consummation of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

▪	any merger or consolidation involving the corporation and the interested stockholder;

▪	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

▪
subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder;

▪	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

▪	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Certificate of Incorporation and Bylaws
Provisions of our fourth amended and restated certificate of incorporation and our amended and restated bylaws may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our fourth amended and restated certificate of incorporation and our amended and restated bylaws:

▪
permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as it may designate, which issuance could result in the loss of voting control by other stockholders;

▪
provide that our board of directors is classified into three classes with staggered, three‑year terms and that, subject to the rights of Avista to remove its director nominees with or without cause, directors may only be removed for cause by the affirmative vote of the holders of at least a majority of the voting power of outstanding shares of our capital stock;

▪
subject to any director nomination rights afforded Avista, provide that all vacancies on our board of directors, including as a result of newly created directorships, may, except as otherwise required by law, be filled only by the affirmative vote of a majority of directors then in office, even if less than a quorum;

▪	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

▪
provide that, with the exception of director nominees submitted by Avista under the Stockholders’ Agreement, stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

▪
require that the amendment of certain provisions of our certificate of incorporation relating to several anti‑takeover measures and other provisions may only be approved by a vote of 66 2/3% of our outstanding common stock;

▪	require that the amendment of our bylaws be approved by the affirmative vote of a majority of directors then in office or 66 2/3% of our outstanding common stock entitled to vote thereon;

▪
do not provide for cumulative voting rights, thereby allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election; and

▪	provide that special meetings of our stockholders may be called only by the chairman or vice chairman of our board of directors, our chief executive officer, or a majority of our board of directors.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.
These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.
Choice of Forum
Our fourth amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware, or the United States District Court for the District of Delaware and any appellate courts thereof where subject matter jurisdiction is vested exclusively in the federal courts of the United States of America, will be the exclusive forum for:

▪	any derivative action or proceeding brought on our behalf;

▪	any action asserting a breach of fiduciary duty;

▪	any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our fourth amended and restated certificate of incorporation or our amended and restated bylaws; or

▪	any action asserting a claim against us that is governed by the internal affairs doctrine.
The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our fourth amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.
Nasdaq Global Select Market Listing
Our common stock is listed on the Nasdaq Global Select Market under the symbol “OPTN.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc. The transfer agent’s address is 1717 Arch St., Suite 1300, Philadelphia, Pennsylvania 19103.

SHARES ELIGIBLE FOR FUTURE SALE
Future sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock as well as our ability to raise equity capital in the future.
Based on the number of shares of common stock outstanding as of March 31, 2018, upon the closing of this offering, 40,159,058 shares of common stock will be outstanding, assuming the issuance by us of 2,250,000 shares of common stock in this offering, but assuming no exercise of the underwriters’ option to purchase additional shares. Of these shares, 21,695,705 will be freely tradable unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock‑up agreements. These remaining shares will be eligible for sale under Rule 144 of the Securities Act upon expiration of lock‑up agreements 90 days after the date of this offering, subject to certain exceptions and in certain circumstances to the volume, manner of sale and other limitations under Rule 144.
Rule 144
In general, pursuant to Rule 144 under the Securities Act, any person who is not an affiliate of ours at any time during the three months preceding a sale and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours at any time during the three months preceding a sale and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, are entitled to sell an unlimited number of shares without regard to whether current public information about us is available.
A person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three‑month period that does not exceed the greater of:

▪
1% of the number of shares of our common stock then outstanding, which will equal approximately 401,590 shares immediately after this offering, based on the number of shares of common stock outstanding as of March 31, 2018; or

▪	the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.
Equity Incentive Plans
We have filed and may in the future file with the SEC registration statements on Form S‑8 under the Securities Act covering the shares of common stock reserved for issuance under the 2010 Plan and 2017 ESPP. Shares registered under such registration statements will be available for sale in the open market, subject to vesting restrictions, Rule 144 volume limitations for affiliates and the lock‑up agreements described below, if applicable.
Lock‑up Agreements
We, along with our directors, executive officers, and the selling stockholders, have agreed with the underwriters that for a period of 90 days after the date of this prospectus, or the restricted period, subject to specified exceptions, we and they will not sell, offer to sell, contract to sell or lend, effect any short sale or establish or increase any put equivalent position or liquidate or decrease any call equivalent position, pledge, hypothecate, grant any security interest in or in any other way transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock. In addition, our directors, executive officers, and the selling stockholders have agreed, subject to specified exceptions, to waive their registration rights, if any, during the 90‑day lock‑up period after the date of this prospectus. Upon expiration of the restricted period, certain of our stockholders will have the right to require us to register their shares under the Securities Act. See “- Registration Rights” below and “Description of Capital Stock - Registration Rights.”
Certain of our employees, including our executive officers and/or directors, may enter into written trading plans that are intended to comply with Rule 10b5‑1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock‑up agreements described above.
Registration Rights
The holders of 17,299,055 shares of common stock or their transferees are entitled to various rights with respect to registration of their shares under the Securities Act, subject to the lock‑up arrangement described above. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. We have complied with our obligations under the Registration Rights Agreement in connection with this offering. See “Description of Capital Stock - Registration Rights” for additional information.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
FOR NON‑U.S. HOLDERS OF COMMON STOCK
The following is a general discussion of the material U.S. federal income tax consequences applicable to non‑U.S. holders (as defined herein) with respect to the purchase, ownership and disposition of shares of our common stock issued or acquired pursuant to this offering. All prospective non‑U.S. holders of our common stock should consult their tax advisors with respect to the U.S. federal, state, local and non‑U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non‑U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

▪	an individual who is a citizen or resident of the United States;

▪	a corporation, or an entity treated as a corporation, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

▪	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

▪
a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing U.S. Treasury Regulations promulgated thereunder, published administrative pronouncements and rulings of the U.S. Internal Revenue Service, or the IRS, and judicial decisions, all as in effect as of the date of this prospectus. These authorities are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non‑U.S. holders described in this prospectus.
We assume in this discussion that a non‑U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non‑U.S. holder in light of that non‑U.S. holder’s individual circumstances, nor does it address any alternative minimum, Medicare contribution tax on investment income, estate or gift tax consequences, or any aspects of U.S. state, local or non‑U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non‑U.S. holder and does not address the special tax rules applicable to particular non‑U.S. holders, such as holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax‑exempt organizations, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax‑qualified retirement plans, holders who hold or receive our common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our common stock as part of a hedge, straddle or other risk reduction strategy, conversion transaction or other integrated investment, persons subject to special tax accounting under Section 451(b) of the Code, holders deemed to sell our common stock under the constructive sale provisions of the Code, controlled foreign corporations, passive foreign investment companies and certain former U.S. citizens or long‑term residents.
In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold their common stock through partnerships. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.
There can be no assurance that a court or the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling or opinion of counsel with respect to the U.S. federal income tax consequences to a non‑U.S. holder of the purchase, ownership or disposition of our common stock.
Distributions on Our Common Stock
Distributions, if any, on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax‑free return of the non‑U.S. holder’s investment, up to such holder’s adjusted tax basis in the common stock. Any remaining excess will be treated as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Disposition of Our Common Stock.” Any such distribution will also be subject to the discussion below under the heading “Foreign Accounts.”
Except as otherwise described below, dividends paid to a non‑U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy certain certification and other requirements. Such non-U.S. holders must generally provide us and/or our paying agent, as applicable, with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other appropriate form) claiming an exemption from or reduction in withholding under an applicable income tax treaty. Such certificate must be provided before the payment of dividends and must be updated periodically. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by a non-U.S. holder by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.
Dividends that are treated as effectively connected with a trade or business conducted by a non‑U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non‑U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non‑U.S. holder satisfies applicable certification and disclosure requirements. Prior to the distribution date (generally including provision of a valid IRS Form W-8ECI (or applicable successor form) certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States). However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non‑U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
Gain on Sale, Exchange or Other Disposition of Our Common Stock
Subject to the discussion below regarding backup withholding and foreign accounts, in general, a non‑U.S. holder will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

▪
the gain is effectively connected with a U.S. trade or business of the non‑U.S. holder and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained in the United States by such non‑U.S. holder, in which case the non‑U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and, if the non‑U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply;

▪
the non‑U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non‑U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non‑U.S. holder, if any (even though the individual is not considered a resident of the United States); or

▪
our common stock constitutes a U.S. real property interest because we are, or have been, at any time during the five‑year period preceding such disposition (or the non‑U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation.” Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. Even if we are or become a U.S. real property holding corporation, provided that our common stock is regularly traded, as defined by applicable U.S. Treasury Regulations, on an established securities market, our common stock will be treated as a U.S. real property interest only with respect to a non‑U.S. holder that holds more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5‑year period ending on the date of the disposition or the period that the non‑U.S. holder held our common stock. If we are a U.S. real property holding corporation and either our common stock is not regularly traded on an established securities market or a non‑U.S. holder holds, or is treated as holding, more than 5% of our outstanding common stock, directly or indirectly, during the applicable testing period, such non‑U.S. holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. If we are a U.S. real property holding corporation and our common stock is not regularly traded on an established securities market, a non‑U.S. holder’s proceeds received on the disposition of our common stock will also generally be subject to withholding at a rate of 15%. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a U.S. real property holding corporation. No assurance can be provided that our common stock is or will in the future be regularly traded on an established securities market for purposes of the rules described above.

Backup Withholding and Information Reporting
We must report annually to the IRS and to each non‑U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. A non‑U.S. holder will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. A non‑U.S. holder generally will not be subject to U.S. backup withholding with respect to payments of dividends on our common stock if it certifies its non‑U.S. status by providing a valid IRS Form W‑8BEN or W‑8BEN‑E (or successor form) or W‑8ECI, or otherwise establishes an exemption; provided we do not have actual knowledge or reason to know such non‑U.S. holder is a U.S. person, as defined in the Code. Dividends paid to non‑U.S. holders subject to the U.S. withholding tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.
Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non‑U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non‑U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non‑U.S. holder where the transaction is effected outside the United States through a non‑U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non‑U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non‑U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.
Copies of information returns may be made available to the tax authorities of the country in which the non‑U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non‑U.S. holder may be allowed as a credit against the non‑U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Accounts
The Foreign Account Tax Compliance Act, or FATCA, generally imposes a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a “foreign financial institution” (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise qualifies for an exemption from these rules. A U.S. federal withholding tax of 30% also applies to dividends and will apply to the gross proceeds of a disposition of our common stock paid to a non‑financial foreign entity (as defined in the Code), unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity, or otherwise qualifies for an exemption from these rules. The withholding provisions described above currently apply to dividends paid on our common stock and will generally apply with respect to gross proceeds of a sale or other disposition of our common stock on or after January 1, 2019.
If withholding is imposed under FATCA on a payment related to our common stock, a beneficial owner that is not a foreign financial institution and that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally may obtain a refund from the IRS by filing a U.S. federal income tax return (which may entail significant administrative burden). An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph.
THIS SUMMARY IS NOT INTENDED TO BE TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON‑U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING
Subject to the terms and conditions set forth in the underwriting agreement, dated                  , 2018, among us, the selling stockholders, Jefferies LLC and Piper Jaffray & Co., as the representatives of the underwriters named below and the joint book-running managers of this offering, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC
Piper Jaffray & Co.
BMO Capital Markets Corp.
RBC Capital Markets, LLC
Cantor Fitzgerald & Co.
Total	4,500,000

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non‑defaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling stockholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.
The underwriters have advised us and the selling stockholders that, following the closing of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market‑making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.
The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and the selling stockholders and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commission and Expenses
The underwriters have advised us and the selling stockholders that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $          per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $          per share of common stock to certain brokers and dealers. After the offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us or the selling stockholders as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we and the selling stockholders are to pay the underwriters and the proceeds, before expenses, to us and the selling stockholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Proceeds to us, before expenses	$	$	$	$
Proceeds to selling stockholders, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $0.4 million. We have also agreed to reimburse the underwriters for certain expenses, including an amount not to exceed $15,000 in connection with the clearance of this offering with the Financial Industry Regulatory Authority, or FINRA, as set forth in the underwriting agreement. In accordance with FINRA Rule 5110, the reimbursement of these fees is deemed underwriting compensation for this offering.
Listing
Our common stock is listed on the Nasdaq Global Select Market under the trading symbol “OPTN.”
Stamp Taxes
If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Option to Purchase Additional Shares
We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 675,000 shares from us and the selling stockholders at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.
No Sales of Similar Securities
We, our officers, directors, and the selling stockholders have agreed, subject to specified exceptions, not to directly or indirectly:

▪	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a‑l(h) under the Exchange Act,

▪
otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially,

▪
enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of shares of our common stock, or of options or warrants to shares of our common stock, or securities or rights exchangeable or exercisable for or convertible into shares of our common stock,

▪
make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any shares of our common stock, or of options or warrants to shares of our common stock, or securities or rights exchangeable or exercisable for or convertible into shares of our common stock, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or

▪	publicly announce an intention to do any of the foregoing for a period of 90 days after the date of this prospectus without the prior written consent of Jefferies LLC and Piper Jaffray & Co.
This restriction terminates after the close of trading of the common stock on and including the 90th day after the date of this prospectus.
Jefferies LLC and Piper Jaffray & Co. may, in their discretion and at any time or from time to time before the termination of the 90‑day period, release all or any portion of the securities subject to lock‑up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock‑up agreement, providing consent to the sale of shares prior to the expiration of the lock‑up period.
The foregoing restrictions shall not apply to issuances of common stock or grants of stock options, restricted stock or other incentive compensation pursuant to the terms of certain stock plans or arrangements described herein.
Stabilization
The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.
“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.
“Naked” short sales are sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.
A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.
Electronic Distribution
A prospectus in electronic format may be made available by e‑mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.
Other Activities and Relationships
The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Selling Restrictions
Australia
This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:
You confirm and warrant that you are either:

▪	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

▪	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

▪	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.
To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.
You warrant and agree that you will not offer any of the shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.
Canada
Resale Restrictions
The distribution of shares in Canada is being made only in the provinces of Ontario, Québec, Manitoba, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.
Representations of Canadian Purchasers
By purchasing shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

▪
the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45‑106-Prospectus Exemptions,

▪	the purchaser is a “permitted client” as defined in National Instrument 31‑103-Registration Requirements, Exemptions and Ongoing Registrant Obligations,

▪	where required by law, the purchaser is purchasing as principal and not as agent, and

▪	the purchaser has reviewed the text above under Resale Restrictions.
Conflicts of Interest
Canadian purchasers are hereby notified that certain of the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33‑105-Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.
Statutory Rights of Action
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Enforcement of Legal Rights
All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment
Canadian purchasers of shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.
European Economic Area
In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each referred to herein as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to herein as the Relevant Implementation Date, no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the relevant competent authority in that Relevant Member State in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

▪	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

▪
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

▪	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.
Hong Kong
No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.
This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.
Israel
This document does not constitute a prospectus under the Israeli Securities Law, 5728‑1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and any offer of the shares of our common stock is directed only at investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum.
Japan
The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re‑offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan
Singapore
This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.
Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

▪
a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

▪	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offer Shares under Section 275 of the SFA except:

▪
to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

▪	where no consideration is given for the transfer; or

▪	where the transfer is by operation of law.
Switzerland
The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to us, the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.
United Kingdom
This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (2) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.
This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

LEGAL MATTERS
The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Hogan Lovells US LLP, Philadelphia, Pennsylvania. Certain legal matters relating to this offering will be passed upon for the underwriters by Cooley LLP, New York, New York.
EXPERTS
The consolidated financial statements of OptiNose, Inc. appearing in OptiNose, Inc.’s Annual Report (Form 10‑K) for the year ended December 31, 2017 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S‑1, including exhibits and schedules, under the Securities Act, with respect to the shares of our common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1‑800‑SEC‑0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing us at OptiNose, Inc., 1020 Stony Hill Road, Suite 300, Yardley, PA 19067, or by calling (267) 364‑3500.
We are subject to the information reporting requirements of the Exchange Act and we file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.optinose.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (File No. 001-38241):

▪	our Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 13, 2018;

▪	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed with the SEC on May 14, 2018;

▪	our Current Reports on Form 8-K filed with the SEC on January 2, 2018, January 22, 2018, February 22, 2018 and June 4, 2018; and

▪	our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 25, 2018 (other than the portions thereof that are furnished and not filed).
Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.
We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to OptiNose, Inc., Attn: Investor Relations, 1020 Stony Hill Road, Suite 300, Yardley, PA 19067.
You also may access these filings on our website at www.optinose.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).
Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

4,500,000 Shares

Common Stock

______________________
Preliminary Prospectus
______________________

Jefferies	Piper Jaffray	BMO Capital Markets	RBC Capital Markets
Cantor

 , 2018

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth all costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee, and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

Item	Amount Paid or to be Paid
SEC registration fee	$14,652
FINRA filing fee	18,152
Printing and engraving expenses	15,000
Legal fees and expenses	250,000
Accounting fees and expenses	100,000
Transfer agent and registrar fees and expenses	6,750
Miscellaneous expenses	10,446
Total	$415,000

Item 14. Indemnification of Directors and Officers.
We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our fourth amended and restated certificate of incorporation and amended and restated bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.
Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

▪	transaction from which the director derives an improper personal benefit;

▪	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

▪	unlawful payment of dividends or redemption of shares; or

▪	breach of a director’s duty of loyalty to the corporation or its stockholders.
Our fourth amended and restated certificate of incorporation includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.
As permitted by the Delaware General Corporation Law, we have entered into indemnification agreements with our directors and executive officers. These agreements, among other things, require us to indemnify each director and officer to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.
At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.
We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, or otherwise.
The form of underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters named in this registration statement of our executive officers, directors and us, and by us of the underwriters named in this registration statement, for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing for inclusion in this registration statement. Our registration rights agreement with certain investors also provides for cross-indemnification in connection with the registration of our common stock on behalf of such investors.
Item 15. Recent Sales of Unregistered Securities.
Set forth below is information regarding securities issued by us from January 1, 2015 through the date of this prospectus that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities, and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a)	Issuances of Capital Stock

1.
In July 2015, we issued and sold to our existing Series C‑1 Preferred Stock holders an additional 236,629 shares of Series C‑1 Preferred Stock at a purchase price of $21.13 per share, for aggregate consideration of $5.0 million.

2.
In March 2017, we issued and sold an aggregate of 1,065,451 shares of our Series D Preferred Stock to certain new and existing investors at a purchase price of $32.85 per share, for aggregate consideration of $35.0 million.

3.
In April 2017 and May 2017, we issued and sold to certain of our existing stockholders an additional 52,127 shares of Series D Preferred Stock at a purchase price of $32.85 per share, for aggregate consideration of $1.7 million.

(b)	Convertible Notes

1.
In September 2015, we issued and sold convertible notes in the aggregate principal amount of $15.0 million. In March 2017, concurrently with our Series D Preferred Stock financing, the notes were converted into an aggregate of 687,474 shares of our Series C‑2 Preferred Stock at a conversion price of approximately $28.40 per share.

(c)	Stock Option Grants

1.
On December 20, 2016, we granted stock options to purchase a total of 407,193 shares of common stock at an exercise price of $5.14 per share to eight employees pursuant to our 2010 Stock Incentive Plan, or the 2010 Plan.

2.
On December 20, 2016, we granted stock options to purchase a total of 281,570 shares of our common stock at an exercise price of $5.14 to two executive officers and two directors pursuant to our 2010 Plan.

3.	On December 20, 2016, we granted a stock option to purchase 288,790 shares of common stock at an exercise price of $16.31 per share to one executive officer pursuant to our 2010 Plan.

4.	On January 23, 2017, we granted a stock option to purchase a total of 158,834 shares of common stock at an exercise price of $5.14 per share to one executive officer pursuant to our 2010 Plan.

5.	On January 30, 2017, we granted stock options to purchase a total of 144,395 shares of common stock at an exercise price of $5.14 per share to one executive officer pursuant to our 2010 Plan.

6.	On February 13, 2017, we granted stock options to purchase a total of 20,214 shares of common stock at an exercise price of $5.14 per share to two employees pursuant to our 2010 Plan.

7.	On February 20, 2017, we granted a stock option to purchase 5,775 shares of common stock at an exercise price of $5.14 per share to one employee pursuant to our 2010 Plan.

8.	On February 27, 2017, we granted a stock option to purchase 5,775 shares of common stock at an exercise price of $5.14 per share to one employee pursuant to our 2010 Plan.

9.	On August 7, 2017, we granted stock options to purchase a total of 160,278 shares of common stock at an exercise price of $7.25 per share to nine employees pursuant to our 2010 Plan.

10.	On September 12, 2017, we granted a stock option to purchase 28,879 shares of common stock at an exercise price of $7.25 per share to one employee pursuant to our 2010 Plan.

(d)	Warrant Exercises

1.	In May 2018, we issued to an existing stockholder 7,098 shares of common stock upon the exercise of warrants at an exercise price of $8.16 per share.
The offers, sales and issuances of the securities described in paragraphs (a) and (b) above were exempt from registration under the Securities Act in reliance on Regulation D of the Securities Act.
With respect to the shares of Series C‑2 Preferred Stock issued upon conversion of the convertible notes in March 2017 described in paragraph (b) and the exercise of the warrants described in paragraph (d), the issuance of such shares was exempt from registration under Section 3(a)(9) of the Securities Act.
The grants of stock described in paragraph (c) above to our executive officers and directors were exempt from registration under Section 4(a)(2) of the Securities Act as transactions not involving any public offering. The remaining grants of stock options described in paragraph (c) above were exempt from registration under the Securities Act in reliance on Rule 701 as offers and sales of securities under written compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.
All purchasers of securities in transactions exempt from registration pursuant to Regulation D described above represented to us in connection with their purchase that they were accredited investors, as defined in Rule 501 under the Securities Act, and were acquiring the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from the registration requirements of the Securities Act.
There were no underwriters employed in connection with any of the transactions set forth in this Item 15.
In addition, upon the completion of our initial public offering in October 2017, all outstanding shares of our convertible preferred stock automatically converted into an aggregate of 25,068,556 shares of common stock. The issuance of such shares was exempt from registration under Section 3(a)(9) of the Securities Act.
Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit Number		Incorporated by Reference			Filed Herewith
	Exhibit Description	Form	Date	Number
1.1	Form of Underwriting Agreement.				x
2.1	Exchange Agreement, dated as of June 7, 2010, by and among the Registrant, OptiNose AS and the other signatories thereto (the Registrant hereby agrees to furnish supplementally a copy of any omitted schedules to the SEC upon request).	S-1	9/18/2017	2.1
3.1	Fourth Amended and Restated Certificate of Incorporation of OptiNose, Inc.	8-K	10/18/2017	3.1
3.2	Amended and Restated Bylaws of OptiNose, Inc.	8-K	10/18/2017	3.2
4.1	Form of Common Stock Certificate.	S-1/A	10/3/2017	4.1
4.2	Second Amended and Restated Registration Rights Agreement, dated March 24, 2017, by and among the Registrant and certain of its stockholders.	S-1	9/18/2017	4.2
4.3	Second Amended and Restated Shareholders’ Agreement, dated March 24, 2017, by and among the Registrant and certain of its stockholders.	S-1	9/18/2017	4.3
4.4	Form of Warrant issued by the Registrant on June 7, 2010.	S-1	9/18/2017	4.4
4.5	First Amendment to the Second Amended and Restated Shareholders Agreement, dated October 2, 2017, by and among the Registrant and certain of its stockholders.	S-1/A	10/11/2017	4.5
4.6	Stockholders’ Agreement, dated October 2, 2017, by and among OptiNose, Inc. and certain of its stockholders.	S-1/A	10/3/2017	4.6
4.7	First Amendment to the Second Amended and Restated Registration Rights Agreement, dated October 2, 2017, by and among the Registrant and certain of its stockholders.	S-1/A	10/11/2017	4.7
5.1	Opinion of Hogan Lovells US LLP.				x
10.1	Form of Indemnification Agreement.+	10-K	3/13/2018	10.1
10.2	Employment Agreement, dated October 12, 2017, between OptiNose US, Inc. and Peter K. Miller.+	8-K	10/18/2017	10.1
10.3	Employment Agreement, dated October 12, 2017, between OptiNose US, Inc. and Ramy A. Mahmoud.+	8-K	10/18/2017	10.2
10.4	Employment Agreement, dated October 12, 2017, between OptiNose US, Inc. and Thomas E. Gibbs.+	8-K	10/18/2017	10.3

10.5	Employment Agreement, dated October 12, 2017, between OptiNose US, Inc. and Keith A. Goldan.+	8-K	10/18/2017	10.4
10.6	Employment Agreement, dated October 12, 2017, between OptiNose US, Inc. and Michael F. Marino.+	8-K	10/18/2017	10.5
10.7	Amended and Restated 2010 Stock Incentive Plan.+	S-1/A	10/3/2017	10.7
10.8	Form of Non-Qualified Stock Option Agreement Granted Under the 2010 Stock Incentive Plan (Relating to Success Pool Grants).+	S-1/A	10/3/2017	10.8
10.9	Form of Non-Qualified Stock Option Agreement Granted Under the 2010 Stock Incentive Plan (Relating to Option Pool Grants).+	S-1/A	10/3/2017	10.9
10.10	Form of Non-Qualified Stock Option Agreement Granted Under the 2010 Stock Incentive Plan.+	S-1/A	10/3/2017	10.10
10.11	License Agreement, dated as of July 1, 2013, by and between OptiNose AS and Avanir Pharmaceuticals, Inc.†	S-1	9/18/2017	10.11
10.12	First Amendment of License Agreement, dated as of April 25, 2014, by and between OptiNose US, Inc. and Avanir Pharmaceuticals, Inc.†	S-1	9/18/2017	10.12
10.13	Amendment to License Agreement, dated as of August 6, 2015, by and between OptiNose AS and Avanir Pharmaceuticals, Inc.†	S-1	9/18/2017	10.13
10.14	Supply Agreement, dated July 1, 2017, by and between Hovione Inter Ltd and OptiNose US, Inc., OptiNose UK, Ltd and OptiNose AS.†	S-1	9/18/2017	10.14
10.15	Manufacture and Supply Agreement, dated as of August 18, 2017, by and among OptiNose US, Inc., OptiNose UK Ltd. and OptiNose AS and Contract Pharmaceuticals Limited Canada.†	S-1	9/18/2017	10.15
10.16	Manufacturing Services Agreement, dated as of August 31, 2017, by and among OptiNose US, Inc., OptiNose UK Ltd. and OptiNose AS and Ximedica, LLC.†	S-1	9/18/2017	10.16
10.17	Form of Non-Qualified Stock Option Agreement Under the Amended and Restated 2010 Stock Incentive Plan.+	S-1/A	10/3/2017	10.17
10.18	2017 Employee Stock Purchase Plan.+	S-1/A	10/3/2017	10.18
10.19	Note Purchase Agreement dated December 29, 2017, among OptiNose AS and OptiNose US, Inc., as the Issuers, OptiNose, Inc. as Parent and a Guarantor, and Athyrium Opportunities III Acquisition LP, as Collateral Agent and a Purchaser.	10-K	3/13/2018	10.19
16.1	Letter of PricewaterhouseCoopers LLP as to change in accountant, dated June 23, 2017.	S-1	9/18/2017	16.1
21.1	List of Subsidiaries.	10-K	3/13/2018	10.19
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.				x
23.2	Consent of Hogan Lovells US LLP (included in Exhibit 5.1).				x
24.1	Power of attorney (included in signature pages).				x
99.1	Consent of Robert P. O’Neil.				x

†
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment granted pursuant to Rule 406 under the Securities Act of 1933 and have been separately filed with the Securities and Exchange Commission.

+	Indicates management contract or compensatory plan.

Item 17. Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post‑effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Yardley, Commonwealth of Pennsylvania, on the 4th day of June, 2018.

OPTINOSE, INC.
By:	/s/ Peter K. Miller
	Name:	Peter K. Miller
	Title:	Chief Executive Officer
KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Peter K. Miller and Keith A. Goldan, as his or her true and lawful attorney-in-fact and agent, with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Peter K. Miller	Chief Executive Officer and Director (Principal Executive Officer)	June 4, 2018
Peter K. Miller
/s/ Keith A. Goldan	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 4, 2018
Keith A. Goldan
/s/ Joseph C. Scodari	Chairman of the Board of Directors	June 4, 2018
Joseph C. Scodari
/s/ Larry G. Pickering	Vice Chairman of the Board of Directors	June 4, 2018
Larry G. Pickering
/s/ Sriram Venkataraman	Director	June 4, 2018
Sriram Venkataraman
/s/ William F. Doyle	Director	June 4, 2018
William F. Doyle
/s/ Joshua A. Tamaroff	Director	June 4, 2018
Joshua A. Tamaroff
/s/ Wilhelmus Groenhuysen	Director	June 4, 2018
Wilhelmus Groenhuysen
/s/ Sandra L. Helton	Director	June 4, 2018
Sandra L. Helton